UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 28, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS

AND

MAJOR TRANSACTIONS

Reference is made to the announcements of the Company dated 30 August 2019, 31 December 2019, 28 August 2020, 29 September 2020, 18 November 2020, 23 June 2021, 27 August 2021 and 30 August 2021, and the circulars of the Company dated 30 September 2019, 30 October 2020 and 23 July 2021 regarding, among others, the Existing Continuing Connected Transactions.

On 26 September 2022, the Company renewed the following agreements and proposed to set the relevant annual caps for the three years ending 31 December 2025: (1) the Financial Services Agreement; (2) the Aircraft and Engines Lease Agreement; (3) the Catering and Aircraft On- board Supplies Support Agreement; (4) the Import and Export Services Agreement; (5) the Aviation Complementary Services Agreement; (6) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (7) the Advertising Services Agreement; (8) the Freight Logistics Services Agreement; and (9) the Aviation Airborne Communication Agreement; and the Company proposed to set the annual caps for the Exclusive Operation Agreement for the three years ending 31 December 2025.

Pursuant to the relevant provisions of the Hong Kong Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules comprise (i) the transactions as well as the relevant proposed annual caps for the three years ending 31 December 2025 relating to the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025. In particular, the provision of deposit services under the Financial Services Agreement and the Aircraft and Engines Lease Agreement are also subject to the requirements applicable to a major transaction under Chapter 14 of the Hong Kong Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to (i) the provision of comprehensive credit line services and other financial services under the Financial Services Agreement; (ii) the Import and Export Services Agreement; (iii) the Aviation Complementary Services Agreement; (iv) for the transaction of the expenditure items in respect of property leasing services with the Company as the lessee and the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor and the provision of aircraft on-board supplies); (v) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (vi) the Advertising Services Agreement; and (vii) the Freight Logistics Services Agreement; and (viii) the Aviation Airborne Communication Agreement.

A circular will be issued by the Company and despatched to its shareholders no later than 26 October 2022 as additional time is required to prepare and finalise the information to be included in the circular in accordance with Rule 19A.39A of the Hong Kong Listing Rules.

A.	BACKGROUND

Reference is made to the announcements of the Company dated 30 August 2019, 31 December 2019, 28 August 2020, 29 September 2020, 18 November 2020, 23 June 2021, 27 August 2021 and 30 August 2021, and the circulars of the Company dated 30 September 2019, 30 October 2020 and 23 July 2021 regarding, among others, the Existing Continuing Connected Transactions.

On 26 September 2022, the Company renewed the following agreements and proposed to set the relevant annual caps for the three years ending 31 December 2025: (1) the Financial Services Agreement; (2) the Aircraft and Engines Lease Agreement; (3) the Catering and Aircraft On-board Supplies Support Agreement; (4) the Import and Export Services Agreement; (5) the Aviation Complementary Services Agreement; (6) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (7) the Advertising Services Agreement; (8) the Freight Logistics Services Agreement; and (9) the Aviation Airborne Communication Agreement; and the Company proposed to set the annual caps for the Exclusive Operation Agreement for the three years ending 31 December 2025.

Details of the background of the above-mentioned continuing connected transactions are set out as follows:

(i)

since the agreements for the Existing Continuing Connected Transactions (except the Exclusive Operation Agreement and the Existing Catering and Aircraft On-board Supplies Support Agreement) will expire on 31 December 2022, the Company entered into the respective agreements relating to the Existing Continuing Connected Transactions in order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Entities;

(ii)

the Exclusive Operation Agreement with a term from 1 January 2020 to 31 December 2032 and the transactions contemplated thereunder as well as the annual caps for the three years ending 31 December 2022 were approved at the extraordinary general meeting of the Company convened on 18 November 2020. Since the existing annual caps will expire on 31 December 2022, the Company proposed to set the annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025;

(iii)

the Existing Catering and Aircraft On-board Supplies Support Agreement with a term from 1 January 2021 to 31 December 2023 and the transactions contemplated thereunder as well as the annual caps for the three years ending 31 December 2023 were approved at the extraordinary general meeting of the Company convened on 18 November 2020. As the Company intends to adjust the annual caps for the transactions contemplated under the Existing Catering and Aircraft On-board Supplies Support Agreement for the year ending 31 December 2023, the Company proposes to re-enter into the Catering and Aircraft On-board Supplies Support Agreement and set the annual caps for the transactions contemplated thereunder for the three years ending 31 December 2025; and

(iv)

On 26 September 2022, the Company and CEA Holding entered into the Property Leasing Agreement, pursuant to which the Company will lease to CEA Holding certain properties such as land and buildings in Shanghai Minhang District. On the same day, the Company and KDlink Technology entered into the Aviation Airborne Communication Agreement, pursuant to which the Company and KDlink Technology commit their unique or superior resources in their respective areas of operation to jointly develop, test, deploy, promote and maintain the aviation airborne communications business.

Details of the 2023-2025 Continuing Connected Transactions are set out as follows:

No.	Agreements	Counterparties and connected person relationship
1.	Financial Services Agreement	Eastern Air Finance Company, which is directly interested as to approximately 53.75% by CEA Holding, and is thus an associate of CEA Holding.

2.	Aircraft and Engines Lease Agreement	CES Leasing, which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

3.	Catering and Aircraft On-board Supplies Support Agreement	Eastern Air Catering Company, which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.

4.	Exclusive Operation Agreement	China Cargo Airlines, which is directly interested as to 83% by Eastern Logistics and in turn a non wholly- owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

No.	Agreements	Counterparties and connected person relationship

5.	Import and Export Services Agreement	Eastern Aviation Import & Export Company, which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.

6.	Aviation Complementary Services Agreement	CEA Development, which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

7.	Property Leasing and Construction and Management Agency Agreement and Property Leasing Agreement	CEA Holding, which is a controlling shareholder of the Company, holding approximately 56.43% equity interests in the Company, and thus a connected person of the Company. Eastern Investment, which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

8.	Advertising Services Agreement	CEA Media, which is directly interested as to 55% by CEA Holding, and is thus an associate of CEA Holding.

9.	Freight Logistics Services Agreement	Eastern Logistics, which is directly interested as to 40.50% equity interests by 東方航空產業投資有限 公司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

10.	Aviation Airborne Communication Agreement	KDlink Technology, a company incorporated in the PRC with limited liability, which is directly held as to 42.50% by 東 方 航 空 產 業 投 資 有 限 公 司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding.

B.	THE 2023-2025 CONTINUING CONNECTED TRANSACTIONS AND THE PROPOSED ANNUAL CAPS

1.	Financial Services Agreement

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the PBOC and the China Banking and Insurance Regulatory Commission. Eastern Air Finance Company is principally engaged in providing financial services to the group companies of CEA Holding.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Financial Services Agreement.

On 26 September 2022, the Company entered into the Financial Services Agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company, pursuant to which the Eastern Air Finance Entities agreed from time to time to provide the Group with a range of financial services including: (i) deposit services; (ii) comprehensive credit line services; and (iii) other financial services.

Term

The Financial Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Agreement:

(a)

provision of deposit services: the Company will deposit a portion of temporarily idle working capital and a portion of funds generated in operation into the account opened in Eastern Air Finance Company under the principles of voluntary deposit and free withdrawal. A separate account, which shall not be the account opened in Eastern Air Finance Company, shall be opened for depositing the proceeds raised by the Company through non-public issuance of A Shares or issue of corporate bond on the Shanghai Stock Exchange as required by the China Securities Regulatory Commission. The deposit interest rate shall be in line with the requirements by the PBOC with regard to that of similar deposits (which are published on the website of the PBOC) and be determined by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The deposit interest rate offered by Eastern Air Finance Company to the Company shall not be lower than that available to the Company from major domestic commercial banks for deposits of same grade in same period.

(b)

provision of comprehensive credit line services: Eastern Air Finance Company shall give priority in satisfying the Company’s need for comprehensive credit line service according to its own financial capacity. The Company and Eastern Air Finance Company shall enter into specific agreements for the provision of comprehensive credit line services in accordance with the actual situation. The aforementioned comprehensive credit line service includes loans and other credit-type services. Where the Company applies for loan from Eastern Air Finance Company, a loan agreement shall be signed between the parties, setting out the amount, usage and term of loan. The interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from other domestic financial institutes for the same amount of loan for the same period.

(c)

provision of other financial services: according to the Company’s need during its normal operation, Eastern Air Finance Company may accept the Company’s engagement, to provide the Company with services on entrusted loan, international economic guarantee and credit assurance, financial bonds issuance and other financial services within the business scope of Eastern Air Finance Company. Except for the provision of deposit and loan services, Eastern Air Finance Company will charge service fees for other financial services, in compliance with the regulations on charging standards, which are publicly available information, formulated by the PBOC or China Banking and Insurance Regulatory Commission; in addition to the above-mentioned requirements, the amount of service fees charged by Eastern Air Finance Company to the Company for its provision of financial services shall not exceed the charging standard for the same services provided by major domestic commercial banks.

With regard to the deposit services, the Eastern Air Finance Entities will inform the Company’s finance department the relevant rates set by the PBOC for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entities, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third-party banks or financial institutions in making its choice of service provider. With regard to the deposit services and comprehensive credit line services, the Company’s finance department will check the relevant rates set by the PBOC or the relevant LPR for similar services and compare with the rates provided by at least two other independent third-party commercial banks or financial institutions when deposit services and comprehensive credit line services are needed by the Group.

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entities, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the daily balance of the Group’s deposits in the Eastern Air Finance Entities and the daily balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a staff who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits services and the policy promulgated by the PBOC, and the relevant LPR for similar comprehensive credit line services to ensure that each transaction under the Financial Services Agreement is conducted in accordance with the pricing policy above.

In respect of other financial services, the Company’s finance department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by independent third-party commercial banks or broker companies in the PRC and compare with the fees and charges provided by the Eastern Air Finance Entities in accordance with the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity to ensure the service fees and charges will be no less favourable to the Company than terms available from other commercial banks and broker companies. Moving forward, the Company expects to obtain at least two or more offers before deciding to choose the Eastern Air Finance Entity or other commercial bank or financial institution as service provider.

Reasons for and benefits of the transactions

Through the long-term cooperation between the Company and Eastern Air Finance Entities in respect of deposit services, comprehensive credit line services and other financial services, the transactions under the Financial Services Agreement will satisfy the operational needs of the Company and ensure effective development of the Company’s business. The benefits of the transactions under the Financial Services Agreement are set out as follows:

(i)

the Company will receive interest on its money deposited with the respective Eastern Air Finance Entities at rates which are not less than the relevant rates set by the major domestic commercial banks, resulting in an increase in the Company’s capital gain;

(ii)

the Company will be able to obtain the comprehensive credit from the respective Eastern Air Finance Entities with priority at interest rates of loans not higher than the relevant rates set by the major domestic commercial banks, allowing the Company to be able to obtain funds promptly and cost-effectively, and its financial expenses will be reduced;

(iii)

Eastern Air Finance Company, which provides the services of fund clearing platform to the Company, is familiar with the capital needs of the aviation industry and the Company, it can help the Company strengthen the centralized management of funds and increase the utilisation of funds to better meet the Company’s operating capital needs; and

(iv)

the Company directly holds 25% of the shares of Eastern Air Finance Company, and CEA Holding holds in aggregate 75% of the shares of Eastern Air Finance Company. Eastern Air Finance Company undertakes higher initiatives to protect the interests of the Company than external entities.

Further, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits. The ownership of such deposits remains with the Group and does not pass to the Eastern Air Finance Entities. In addition, the rules and regulations promulgated by China Banking and Insurance Regulatory Commission to regulate the activities of non-bank finance companies, including Eastern Air Finance Company, and the internal policies of the Company further monitor and safeguard the Group’s deposits in the Eastern Air Finance Entities. The Company is not restricted under the Financial Services Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality is competitive. Having such flexibility afforded under the Financial Services Agreement, the Group is able to better manage its current capital and cash flow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party financial institutions.

Accordingly,

(a)

with regard to the transactions relating to the provision of deposit services under the Financial Services Agreement, the Directors (excluding the independent non- executive Directors, whose opinion will be set forth in the circular with reference to the advice of the Independent Financial Adviser in this regard) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole. As such transactions will be subject to the Independent Shareholders’ approval at the EGM, the independent non-executive Directors will establish the Independent Board Committee to advise the Independent Shareholders in respect of such transactions in accordance with the Hong Kong Listing Rules; and

(b)

with regard to the transactions relating to the provision of comprehensive credit line services and other financial services under the Financial Services Agreement, the Directors (including the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 is approximately RMB7,250 million, RMB12,269 million and RMB13,979 million, respectively.

The historical maximum daily outstanding balance of the loan and financing services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 is RMB4,000 million, RMB6,000 million and RMB6,000 million, respectively.

In respect of the provision of other financial services under the Existing Financial Services Agreement, the fees and charges paid for such transactions for each of the two years ended 31 December 2020 and 2021 are minimal. Accordingly, pursuant to Rule 14A.76 of the Hong Kong Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Proposed annual caps

The proposed annual caps for the provision of deposit services under the Financial Services Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

the Company estimates that the annual caps for deposit services in the next three years will be slightly higher than the annual caps for deposit services in the past three years, with the main considerations that, due to the uncertain impact of the pandemic on the Company in the long run, the Company may be able to receive funding support from other connected parties and raise funds by issuing super-short term bonds, medium- term notes, foreign currency debt and other financing tools. The short-term deposit of proceeds raised into Eastern Air Finance Company may lead to a temporary increase in the amount of deposit;

(ii)	with the further expansion of the Company’s business scale, the demand for deposits will increase; and

(iii)	the historical figures of the maximum daily outstanding balance of deposits in the past two years were close to the corresponding annual caps.

Taking into account the circumstances mentioned above, the proposed annual caps for the provision of deposit services under the Financial Services Agreement are set out as below:

	(Unit: RMB million)
	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The maximum daily outstanding balance of deposits contemplated under the Financial Services Agreement	15,000	16,000	17,000

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

Hong Kong Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Entities (including Eastern Air Finance Company) is therefore a connected person of the Company under the Hong Kong Listing Rules.

In respect of the provision of deposit services under the Financial Services Agreement, the highest applicable percentage ratio for the purpose of Chapter 14A of the Hong Kong Listing Rules exceeds 25% on an annual basis in the on-going performance of the agreement. Such transactions together with the annual caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules. Furthermore, as the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of such transactions exceeds 25% but is less than 75%, they also constitute major transactions and are accordingly subject to reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.

In respect of the provision of comprehensive credit line services under the Financial Services Agreement, the interest rate for the loan shall be determined based on the Loan Prime Rate (LPR) which is released by the National Interbank Funding Center as the designated issuer with the authorization from the PBOC by the parties after arm’s length negotiations by market principles with reference to the quotation by financial institutes that are independent third parties. The interest rate of the loan granted to the Company by Eastern Air Finance Company shall not be higher than that is available to the Company from major domestic commercial banks for the same amount of loan for the same period. The transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement, annual review and Independent Shareholders’ approval requirements, by virtue of Rule 14A.90 of the Hong Kong Listing Rules.

However, with respect to the provision of comprehensive credit line services, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, such transactions will be subject to the Independent Shareholders’ approval at the EGM.

In respect of the provision of other financial services under the Financial Services Agreement, the relevant services provided by the Eastern Air Finance Entities for each of the two years ended 31 December 2020 and 2021 are minimal and any future transactions that may take place between the Group and the Eastern Air Finance Entities in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.76 of the Hong Kong Listing Rules, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements. Should the actual transaction amount exceed the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Hong Kong Listing Rules.

However, with respect to the provision of other financial services, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, such transactions will be subject to the Independent Shareholders’ approval at the EGM.

2.	Aircraft and Engines Lease Agreement

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee for lease transactions, and engaged in commercial factoring related to principal businesses etc.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement.

On 26 September 2022, the Company entered into the Aircraft and Engines Lease Agreement with CES Leasing to jointly renew the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement on substantially the same terms of the respective agreements, with reference to the transaction practices of the Previous Aircraft and Aircraft Engines Leasing Transactions between the parties over a number of years. According to the Aircraft and Engines Lease Agreement, if, as evaluated on requests for proposals, the finance lease or the operating lease plans proposed by CES Leasing should have competitive advantages over other service providers (including but not limited to, the comprehensive costs of the proposal(s) regarding the finance leasing services offered by CES Leasing shall not be higher than those offered by at least three independent third parties) the Company agrees to select CES Leasing for relevant transactions.

The major terms of the aircraft and/or aircraft engine finance lease and operating lease under the Aircraft and Engines Lease Agreement are set out below, respectively:

The major terms of the aircraft finance lease

Lessor(s):	wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Lease

Lessee:	the Company and its subsidiaries

Financier:	Lessor(s) or the Designated Financial Institutions (being independent third parties)

Aircraft under the Proposed Finance Lease:	The leased aircraft comprises part of the aircraft in the Company’s aircraft introduction plan for the years 2023 to 2025 which will be disclosed annually and subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements in batches with Boeing Company, Airbus S.A.S. and COMAC in relation to the leased aircraft, which agreements have been or will be negotiated and agreed independently and separately, and has obtained or will obtain approvals from the Board and the Shareholders and has complied or will comply with the disclosure requirements in accordance with relevant laws and regulations.

In the event that the Company introduces any of the leased aircraft before the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM, the Company shall pay to the Aircraft Manufacturer(s) the relevant purchase price of the Existing Aircraft according to the respective financing arrangement(s). After the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM, the Company will enter into the relevant aircraft purchase agreements in relation to each of the Existing Aircraft with the Lessor(s) to transfer the ownership of the Existing Aircraft to the Lessor(s) in accordance with the relevant lease amount (which shall not be more than 100% of the purchase price of the relevant Existing Aircraft).

Aggregate principal amount of the finance leases:	not more than 100% of the consideration for the purchase of the leased aircraft

Rental fee/Interest:

The rental fee is the repayment of the principal amount for the leased aircraft and the interest under the Proposed Finance Lease.

The finance leasing proposal(s) provided by CES Leasing in relation to the finance leasing services should have competitive advantages over other service provider, (including but not limited to, the comprehensive costs of the proposal(s) regarding the finance leasing services offered by CES Leasing shall not be higher than those offered by at least three other independent third parties). If such approach is not applicable, the rental fee and other terms shall be determined by both parties after arm’s length negotiation and the comprehensive costs of such proposal shall not be higher than the comprehensive costs of the same finance leasing structure for the same category of equipment during the same period.

Bank Loans:

Under the Proposed Finance Lease, if the Designated Financial Institutions provides Bank Loans to the Lessor(s), the principal amount of which will be not more than the principal amount of each individual Aircraft Finance Lease Agreement.

The material rights and obligations (including the right to obtain delivery of aircraft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s). If the Designated Financial Institutions provides the Bank Loans, the leased aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

Arrangement fee:	The respective arrangement fee for each of the leased aircraft shall be paid by the Company to the Lessor or CES Leasing pursuant to the terms of the specific leasing agreement (if any).

Buy-back:	Upon the expiry of the lease term of each of the leased aircraft, the Company is entitled to purchase each relevant aircraft back from the Lessor(s) at a nominal purchase price of RMB/USD (depending on the financing currency)100 per aircraft.

Implementation agreements:	To implement the Proposed Finance Lease, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and the Designated Financial Institutions etc. (as appropriate), including but not limited to:

(i) the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Existing Aircraft or the aircraft to be introduced;

(ii) the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or the Designated Financial Institutions etc. in respect of each of the Additional Aircraft; and

(iii) the Aircraft Finance Lease Agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the leased aircraft.

Payment terms:	The financing amount is agreed by the parties. In respect of the Existing Aircraft, the financing amount will be paid directly to the Company. In respect of the Additional Aircraft, the financing amount will be paid directly to manufacturers of the Additional Aircraft by the financier on the Delivery Date of the Additional Aircraft. The actual financing amount of each aircraft will be adjusted and determined based on the actual delivery price of the aircraft.

The rental fee, of which the principal portion is measured according to the equal-principal, average-capital-plus interests standard or other principles agreed by the parties, is payable quarterly or semi-annually in arrears, commencing from the Delivery Date. Lessor(s) will issue VAT special invoices to the lessee according to the relevant national laws and regulations.

The rental fee and other expenses will be paid by the Company to the designed bank account of Lessor(s) on the respective rent payment dates and the payment date of other expenses (if it is different from the rent payment date) under the lease agreements.

The major terms of the aircraft and aircraft engine operating lease

Parties:	(1) CES Leasing and the wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Finance Leasing; and

(2) the Company

Subjects to be leased:	aircraft and aircraft engines

Term of lease:	Upon successful bidding of the tender of the aircraft and/or aircraft engines during the period between 1 January 2023 and 31 December 2025 by CES Leasing Entities, the term of each of the lease agreements (the “Operating Lease Agreements”) shall be not more than 180 months for each leasing of the aircraft and aircraft engines by CES Leasing Entities (as the lessor(s)) to the Group (as the lessee(s)).

Rental fee and other lease-related payments:	The operating leasing proposal(s) provided by CES Leasing in relation to the operating leasing services should have competitive advantages over other service provider, (including but not limited to, the comprehensive costs of the proposal(s) regarding the operating leasing services offered by CES Leasing shall not be higher than those offered by at least three other independent third parties). If such approach is not applicable, the rental fee and other terms shall be determined by both parties after arm’s length negotiation and the comprehensive costs of such proposal shall not be higher than the comprehensive costs of the same finance leasing structure for the same category of equipment during the same period.

The annual rental payable under the operating leases with CES Leasing (i.e., the sum of existing rentals for the aircraft introduced in previous years and new rentals for the aircraft and aircraft engines introduced during the year) shall not exceed 30% of the total annual rental payable under the operating leases with CES Leasing and independent third parties. The monthly rental payable for each aircraft and aircraft engine shall not exceed 0.8% of each of their respective purchase price.

The rental is payable by the Group quarterly or monthly in arrears.

Term

The Aircraft and Engines Lease Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement will be terminated.

Historical amounts

The historical figures for the annual caps in respect of the aircraft finance lease and aircraft and aircraft engine operating lease services for each of the two years ended 31 December 2020, 2021 and six months ended 30 June 2022 are set out below:

		(Unit: RMB million (Unless specified otherwise))
						Actual
						Amount
		For the year ended 31 December				for the
	2020		2021		2022	six months
	Existing		Existing		Existing	ended
	Annual	Actual	Annual	Actual	Annual	30 June
Transaction item(s)	Caps	Amount	Caps	Amount	Caps	2022
Finance Lease
Total rental fee (including principal and interest) and arrangement fee	USD3,486 million (or the equivalent amount in RMB)	5,532	USD5,231 million equivalent (or the amount in RMB)	11,339	USD5,286 million (or the equivalent amount in RMB)	1,188
Total value of right-of-use assets	13,802	4,911	20,712	11,061	20,928	1,139
Operating Lease
Annual rental	581	392	963	385	1,355	193
Total rental	2,450	—	4,586	—	4,705	—
Total value of right-of-use assets	2,187	—	4,016	—	3,548	—

Proposed annual caps

The total rental fee payable by the Company under the Aircraft and Engines Lease Agreement mainly includes the total principal and interest of the aircraft under finance leases for the entire lease period and the total rent of the aircraft under operating leases for the entire lease period in the next three years.

Combining the new aircraft orders signed by the Company, the number of new aircraft that may be introduced in the future and the number of old aircraft planned for operating leases, the Company has made planned arrangements for financing leases and operating leases of aircraft from 2023 to 2025. Considering the future recovery of the aviation market after the pandemic and the speed of aircraft delivery and acceptance, the Company expects that the number of aircraft leasing services provided by CES Leasing will be lower in 2023 and will increase significantly in 2024 and 2025, showing a trend of “slow in the front and then fast in the back”. In addition, on the basis of the above, the Company has reserved a certain margin and estimated the total rental fee payable by the Company under the Aircraft and Engines Lease Agreement for the three years ending 31 December 2025 are USD1,500 million (or the equivalent amount in RMB), USD3,200 million (or the equivalent amount in RMB) and USD4,600 million (or the equivalent amount in RMB), respectively.

Pursuant to IFRS 16, the Proposed Finance Lease and the aircraft and aircraft engines operating lease by the Company as lessee under the Aircraft and Engines Lease Agreement will be recognised as right-of-use assets. The proposed annual caps are set on the total value of right-of-use assets relating to the Proposed Finance Lease and the aircraft and aircraft engines operating lease, which are calculated during the future years by discounting the estimated total rental for newly added aircraft in each year by a discount rate of 3% (as determined with reference to the Company’s incremental borrowing rate and ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.).

Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the years 2023 to 2025, the proposed annual caps under the Aircraft and Engines Lease Agreement are set out as below:

		(Unit: USD million)
	Proposed Annual Caps
	For the year ending 31 December
	2023	2024	2025
Item(s)
Total value of right-of-use assets in relation to the finance and operating leases entered into by the Company as lessee	1,250 (or the equivalent amount in RMB)	2,600 (or the equivalent amount in RMB)	3,650 (or the equivalent amount in RMB)

Financial impact of the transaction

The Proposed Finance Lease and the aircraft and aircraft engines operating lease by the Company as lessee under the Aircraft and Engines Lease Agreement will be recorded as right-of-use assets of the Company pursuant to IFRS 16, and the principal amount of such leases will be recorded as right-of-use liabilities of the Company.

The arrangement fee for the finance lease will be included in the initial measurement of the right-of-use assets under IFRS 16, and will be recorded into cost by the way of depreciation over the lease term. The interest for the finance lease will not be included in the initial measurement of the right-of-use assets under IFRS 16, and will be recognised as interest expenses over the lease term.

The consideration for the purchase of aircraft may be funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company. Using a finance lease structure under the Proposed Finance Lease may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Proposed Finance Lease is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the leased aircraft and concluding on the date of the last payment for such leased aircraft, it is not expected to have a substantial impact on the Company’s cash flow position or its business operations. The Proposed Finance Lease is not expected to result in a material impact on the earnings and net assets of the Group.

Reasons for and benefits of the transactions

The Company has long been cooperating well with CES Leasing in aircraft finance leasing and operating leasing businesses. This continuing connected transaction satisfies the Company’s needs in operation. The details of the benefits are as follows:

(i)

the Company introduced 22 and 11 aircraft in 2020 and 2021, respectively, by adopting the finance lease arrangement provided by CES Leasing. The Company saved financing costs of approximately USD22 million and USD46 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates;

(ii)

over the next three years, the Company is expected to save up to USD34.13 million, USD73.64 million and USD105.51 million, respectively, in financing costs by using the finance lease arrangement provided by CES Leasing compared to mortgage loans with the same interest rate;

(iii)

as CES Leasing will issue the VAT special invoices to the Company which enables the Company to deduct VAT, this in turn is conducive to further reducing the Company’s comprehensive financing costs for the introduction of aircraft;

(iv)

CES Leasing is qualified to carry out aircraft leasing business and has relatively strong capital strength and stable operation. The continuing connected transaction in relation to aircraft leasing is beneficial for optimizing the management of the Group’s corporate assets and aircraft as well as reducing its capital pressure; and

(v)

if, through requests for proposals in order to obtain competitive aircraft and engine leasing services in the market, the Company has set the cap for the aircraft and engine leasing transactions between the Company and CES Leasing based on its own features and needs. The aircraft leasing proposal and the arrangement fee quotation for aircraft leasing provided by CES Leasing should have competitive advantages over the aircraft leasing proposal and the arrangement fee quotation for aircraft leasing provided by other parties, the maximum amount of the aircraft leasing transactions between the Company and CES Leasing from 2023 to 2025 shall not exceed half of the aggregate amount of the aircraft scheduled to be introduced in each year (excluding aircraft/ engines for which purchase and sale agreements were signed in prior years but the delivery was delayed).

Due to the actual execution of this continuing connected transaction relies on financing proposals of CES Leasing, and whether the aircraft leasing proposal and the arrangement fee quotation for aircraft leasing provided by CES Leasing are more competitive than the aircraft leasing proposal and the arrangement fee quotation aircraft leasing provided by other parties, so that specific aircraft leasing transactions could be entered, the actual amounts of the continuing connected transaction may be significantly lower than expected amounts.

The Directors (excluding the independent non-executive Directors, whose opinion will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) believe that the transactions contemplated under the Aircraft and Engines Lease Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Hong Kong Listing Rules implications

CES Leasing is a wholly-owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the transactions contemplated thereunder the Aircraft and Engines Lease Agreement constitutes connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Aircraft and Engines Lease Agreement exceeds 25% but is less than 100% on an annual basis, the Aircraft and Engines Lease Agreement will constitute a continuing connected transaction and major transaction of the Company under the Hong Kong Listing Rules. Therefore, the Aircraft and Engines Lease Agreement is subject to: (a) the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules; and (b) the requirements applicable to a major transaction under Chapter 14 of the Hong Kong Listing Rules.

The finance lease’s lease period of the aircraft under the Aircraft and Engines Lease Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, as the finance lease’s lease period of the aircraft may exceed three years but would not be more than 15 years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aircraft and Engines Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

Furthermore, the operating lease’s lease period of the aircraft and aircraft engines under the Aircraft and Engines Lease Agreement will be agreed upon entering into the Operating Lease Agreements. Based on previous similar transactions, as the operating lease’s lease period of the aircraft and aircraft engines may exceed three years but would not be more than 15 years pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aircraft and Engines Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

3.	Catering and Aircraft On-board Supplies Support Agreement

Eastern Air Catering Company is a holding company, and its subsidiaries are mainly engaged in the business of providing catering and related services for airline companies, and have established subsidiaries at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing.

Please refer to the Company’s announcement dated 28 August 2020 and the Company’s circular dated 30 October 2020 for the background and history of the Existing Catering and Aircraft On-board Supplies Support Agreement.

On 28 August 2020, the Company and Eastern Air Catering Company entered into the Catering and Aircraft On-board Supplies Support Agreement and the transactions contemplated thereunder as well as the annual caps for the period from 1 January 2021 to 31 December 2023 were approved at the extraordinary general meeting of the Company convened on 18 November 2020.

On 26 September 2022, the Company entered into the Catering and Aircraft On-board Supplies Support Agreement relating to the early renewal of the Existing Catering and Aircraft On-board Supplies Support Agreement with Eastern Air Catering Company and determined the proposed annual caps for the three years ending 31 December 2025.

The principal terms of the Catering and Aircraft On-board Supplies Support Agreement are set out as follows:

Term:	the Catering and Aircraft On-board Supplies Support Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Catering and Aircraft On-board Supplies Support Agreement will be terminated.

Service scope:	Eastern Air Catering Company, as the supplier of all catering and aircraft on-board supplies of the Company, shall provide the Company with catering, aircraft on-board supplies support and related services, including:

(1)   being responsible for the procurement and management of the third-party catering, aircraft on-board supplies support and related services required for air transport of the Company. Eastern Air Catering Company will procure certain aircraft on-board supplies from the Company’s subsidiaries for the purpose of carrying out such aircraft on- board supplies support and related services; and

(2)   providing the Company with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee”), that is, the Company (as the lessee) shall lease lands and buildings owned by Eastern Air Catering Entities (as the lessor), and shall construct buildings and structures on lands leased from Eastern Air Catering Entities.

At the same time, the Company shall provide Eastern Air Catering Entities with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor”), that is, Eastern Air Catering Entities (as the lessee) shall lease lands and buildings owned by the Company (as the lessor), and shall construct buildings and structures on lands leased from the Company.

Pricing principles:	The pricing and/or fee scale for the catering, aircraft on- board supplies support and related services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. “Market price” refers to the price determined independently by the operators via market competition. Taking into account the factors such as cost of raw materials and labour cost (if any), market price is determined in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services in the area where such services are provided or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services within the territory of the PRC.

The pricing and/or fee scale for the property leasing services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. For the arrangement of offsetting rent with construction costs, the annual rent and fee of the Company payable to or receivable from Eastern Air Catering Entities shall be determined based on the current market price offered by independent third parties under comparable circumstances. The annual rent and fee shall be determined based on arm’s length negotiations after considering factors such as the quality of service and the location of properties, and for the Group, it shall be no less favourable than those offered to or by independent third parties under comparable circumstances.

The parties will designate departments or officials to be mainly responsible for checking the price and terms offered by independent third parties for the same type of catering, aircraft on-board supplies support and related services (in general, through emails, fax or telephone consultation with at least two independent third parties to obtain the price and terms offered for catering, aircraft on-board supplies support and related services).

The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company to the Company shall not be higher than those offered by Eastern Air Catering Company to independent third parties at such time in the ordinary and normal course of business for the same type of catering, aircraft on-board supplies support and related services.

The Company shall assess the status of completion of the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company during the year. According to the results of assessment, prior to 31 December of each year, the parties should enter into a specific business agreement regarding the method of settlement and evaluation plan for the next fiscal year. Where the parties fail to enter into a specific business agreement within the above-mentioned period, the method of settlement of the current year shall be applied to the next fiscal year.

Method of settlement:	The payment for the catering, aircraft on-board supplies support and related services shall be settled periodically according to the method agreed in the specific business contracts between the parties, including but not limited to the matters such as settlement cycle and means of settlement. The Company will settle the payment correspondingly upon assessment.

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee under the Catering and Aircraft On-board Supplies Support Agreement, the Company shall pay rentals directly to Eastern Air Catering Entities, and the payment of rentals by the Company to Eastern Air Catering Entities shall be deemed to have fulfilled the payment obligations. The Company shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor under the Catering and Aircraft On-board Supplies Support Agreement, Eastern Air Catering Entities shall pay rentals directly to the Company, and the payment of rentals by Eastern Air Catering Entities to the Company shall be deemed to have fulfilled the payment obligations. Eastern Air Catering Entities shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

Historical amounts

For the year ended 31 December 2021 and the six months ended 30 June 2022, the aggregate historical amounts of each of the services under the Existing Catering and Aircraft On-board Supplies Support Agreement with Eastern Air Catering Entities are set out below:

		(Unit: RMB million)
	For the year ended 31 December
	2021		2022
Transaction item(s)	Existing Annual Caps	Actual Amount	Existing Annual Caps	Actual amount for the six months ended 30 June 2022
Expenditure item(s):
Catering related services and aircraft on-board supplies support related services	4,310	1,637	4,840	438
Property leasing services
— the Company as the lessee (annual rent)	8	2	8	1
Property leasing services
— the Company as the lessee (right-of-use assets)	190	2	190	0.5

Income item(s):
Property leasing services
— the Company as the lessor	90	48	100	5

Proposed annual caps

The proposed annual caps for the transactions contemplated thereunder the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

with the impact of the pandemic gradually diminishing in the future, and the number of routes and flights, including international routes, will resume and increase, corresponding to the increase in the amount of aviation food, aircraft supplies and related services;

(ii)	Eastern Air Catering Company will undertake the ground protection business of aircraft supplies, and the related service costs will be included in the amount of related transactions.

Taking into account the factors above, the annual caps for the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are set out as below:

		(Unit: RMB million)
	Proposed annual caps
	For the year ending 31 December
Transaction item(s)	2023	2024	2025
Expenditure item(s):
Catering related services and aircraft on-board supplies support related services	4,000	4,400	4,840
Property leasing services
— the Company as the lessee (annual rent)	8	8	8
Property leasing services
— the Company as the lessee (right-of-use assets)	160	155	150

Income item(s):
Property leasing services
— the Company as the lessor and provision of aircraft on-board supplies	220	290	360

Reasons for and benefits of the transactions

The Company has a long history of good cooperation with Eastern Air Catering Company, and the continuing connected transaction is conducive to the displaying professional advantages, refining cost control, centralising procurement and operations, strengthening quality supervision of Eastern Air Catering Company, with the following specific benefits:

(i)

Eastern Air Catering Company, as a company long been engaged in catering and related business, is currently one of the largest aviation catering companies in the PRC. Eastern Air Catering Company is familiar with professional information such as aviation food production technique, cost composition and industry trends. The centralised procurement of catering by Eastern Air Catering Company and the centralisation of ownership of supplies can give full play to its professional advantages and its advantages of procurement scale, increasing economies of scale and reducing procurement costs, and are beneficial for the Company to implement scientific and refined management on the traceability and inventory management of aircraft on- board supplies, especially those with high value and high turnover, so as to reduce consumption and waste.

(ii)

Eastern Air Catering Company will centrally procure catering and aircraft on-board supplies, and centrally operate and control the whole process of storage, allocation, preparation, recycling and cleaning. The customer committee of the Company, as the entrusting party, will be directly in charge of budget management, standard formulation, quality supervision and customer satisfaction surveys for the business of catering and aircraft on-board supplies undertaken by Eastern Air Catering Company. The above arrangement is conducive to the Company’s centralised supervision of the source and quality of catering and aircraft on-board supplies, ensuring compliance with the Company’s technical standards and quality requirements for catering and aircraft on-board supplies to continuously optimise customer experience, and will also help the Company to quickly respond to market changes and passenger demand, meeting and guiding customer demand more efficiently and quickly to improve passenger satisfaction.

The transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement between the Company and Eastern Air Catering Company will be concluded on the basis that the unit cost budget of the Company’s meals and aircraft supplies will not be increased and the quality and service standards of the meals and aircraft supplies will not be decreased.

Accordingly, the Directors (excluding the independent non-executive Directors, whose opinions will be set forth in a circular by reference to the advice of the Independent Financial Adviser in this regard) believe that the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Hong Kong Listing Rules implications

CEA Holding is the controlling shareholder of the Company and holds 55% of the equity interest in Eastern Air Catering Company. Therefore, Eastern Air Catering Company, being a subsidiary of CEA Holding, is a connected person of the Company.

For the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On- board Supplies Support Agreement, as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules calculated on an annual basis exceeds 5%, such transactions are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

For the transactions of expenditure items in respect of the property leasing services with the Company as the lessee under the Catering and Aircraft On-board Supplies Support Agreement, as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement, annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

For the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the Lessor and the provision of aircraft on-board supplies), as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules calculated on an annual basis exceeds 0.1% but is less than 5%, such transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are subject to the approval of the Independent Shareholders at the EGM.

In order to execute the property leasing services under the Catering and Aircraft On- board Supplies Support Agreement, the Company and Eastern Air Catering Company will enter into specific written lease agreements. The tenure of such specific written property lease agreements for property leasing services under the arrangement of offsetting rent with construction costs (including the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee and the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor) will be 30 years. As the tenure of such specific written property lease agreements for the related property leasing services exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has appointed the Independent Financial Adviser to review the related specific written property lease agreements and explain why the tenure of this type of agreements needs to exceed three years, and confirm that it is normal business practice for agreements of this type to be of such duration. For details, please refer to the section headed “The View of the Independent Financial Adviser” in this announcement.

4.	Exclusive Operation Agreement

Please refer to the Company’s announcements dated 29 September 2020 and 23 June 2021 and the Company’s circulars dated 30 October 2020 and 23 July 2021 for the background and history of the Exclusive Operation Agreement.

On 29 September 2020, the Company entered into the Exclusive Operation Agreement with a term from 1 January 2020 to 31 December 2032 with China Cargo Airlines. The Exclusive Operation Agreement and the transactions contemplated thereunder as well as the annual caps for the period from 1 January 2020 to 31 December 2022 were approved at the extraordinary general meeting of the Company convened on 18 November 2020. Since the existing annual caps (as adjusted and approved by at the extraordinary general meeting of the Company convened on 27 August 2021) will expire on 31 December 2022, the Company proposed to set the annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025.

The principal terms of the Exclusive Operation Agreement are set out as follows:

Date:	29 September 2020

Parties:	the Company (as owner); and

China Cargo Airlines (as contractor)

Exclusive operation term:	From 1 January 2020 to 31 December 2032.

Once the exclusive operation term expires, both parties may negotiate continuing the transactions and enter into a new agreement. If both parties cannot reach a new agreement by such time, unless the Exclusive Operation Agreement is terminated by the consent of both parties, as long as the Company and Eastern Logistics are both listed companies on a stock exchange within or outside the PRC, and CEA Holding is the de facto controller of Eastern Logistics and China Cargo Airlines, subject to further applicable requirements under Chapter 14A of the Hong Kong Listing Rules, both parties shall continue to implement the terms set out in the Exclusive Operation Agreement. The Company will take all reasonable steps to comply with the requirements under Chapter 14A of the Hong Kong Listing Rules in this regard.

As the exclusive operation term is more than three years, according to Rule 14A.52 of the Hong Kong Listing Rules, the Company engaged an independent financial adviser to review the Exclusive Operation Agreement. For details of the independent financial adviser’s opinions, please refer to the circular of the Company to the Shareholders dated 30 October 2020.

Scope and responsibilities relating to exclusive operation of cargo business:

During the exclusive operation term, China Cargo Airlines will exclusively operate the Company’s Passenger Aircraft Cargo Business, including but not limited to the following:

(i) China Cargo Airlines shall exclusively purchase the Company’s passenger aircraft cargo services, and independently engage in the operation of Passenger Aircraft Cargo Business under its own name;

(ii)  China Cargo Airlines shall enter into cargo agreements with external parties as the contracting carrier, and the Company accepts China Cargo Airlines’ entrustment to be responsible for completing air transportation service as the actual carrier;

(iii)  China Cargo Airlines shall exclusively enjoy the Company’s Passenger Aircraft Cargo Business space-sale right, pricing right and engage in businesses such as settlement, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Passenger Aircraft Cargo Business; and

(iv) China Cargo Airlines shall undertake the overall responsibilities for transporting cargo as the carrier to the consignors with respect to the cargo which are transported by the Company’s passenger aircraft. During the period of exclusive operation, China Cargo Airlines shall, with respect to the Company’s Passenger Aircraft Cargo Business, conduct independent financial accounting, pay tax in compliance with applicable laws, and independently operate and bear the results of operations.

Both parties agree that while China Cargo Airlines exclusively operates the Company’s Passenger Aircraft Cargo Business in accordance with the provisions of the preceding paragraph, the Company shall nonetheless undertake to provide air transportation from the departure port to the destination port and necessary airport ground support for the cargo delivered by China Cargo Airlines (for the avoidance of doubt, unless otherwise agreed by both parties, such support shall include but are not limited to security checks, loading and unloading machines, airport apron connection, airport cargo operations and other necessary airport ground support), and bear the corresponding safety responsibilities.

Basis of pricing:	The Company collects a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee shall be determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates.

The specific formulas are as follows:

Transportation service fee = actual income from Passenger Aircraft Cargo Business × (1 – business fee rates)

Passenger Aircraft Cargo Business refers to the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (including but not limited to sales, pricing and settlement of aircraft cargo space) comprising:

(i) conventional business: the provision of cargo services in Bellyhold Space under conventional circumstances; and

(ii)  unconventional business: the provision of cargo services by passenger aircraft such as temporary Passenger-to- Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances. Passenger-to-Cargo Conversion means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft.

Different calculation basis for the transportation service fees to be received by the Company from China Cargo Airlines shall be applied to conventional business and unconventional business respectively.

Conventional Business

Under conventional circumstances, when China Cargo Airlines exclusively operates the Passenger Aircraft Bellyhold Space Cargo Business, the actual income from Passenger Aircraft Cargo Business in the abovementioned transportation service fee formula equals the actual cargo income generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space. The definitive formula for determining the transportation service fees and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = actual income from Passenger Aircraft Bellyhold Space Cargo Business × (1 – conventional business fee rate)

Conventional business fee rate = operating cost rate + (revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year – average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year) × 50%

Of which:

a)  Operating cost rate refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

b)  Revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year refers to the percentage of increase (or decrease) in actual income from cargo generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space in the current year compared with the actual income generated by China Cargo Airlines in the previous year, and the actual income generated by China Cargo Airlines from the passenger aircraft Bellyhold Space cargo in the previous year.

c)  Average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines refers to the arithmetic average of the growth rate of revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the current year and the revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the previous year.

The gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines = (actual income from Passenger Aircraft Bellyhold Space Cargo Business – transportation service fee) ÷ actual income from Passenger Aircraft Bellyhold Space Cargo Business

In case the revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year is the same as the average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year, the gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines equals to operating cost rate. The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under conventional business shall be determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rates.

The Board considers that the pricing basis for the transportation service fee under the conventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the conventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rate. The conventional business fee rate is determined based on the operating cost rate, in accordance with independent market principle, taking into account the average revenue growth rate of cargo business in the same industry, which provides a reasonable basis.

(2)   Pursuant to the above definitive formula, there is an implied incentive mechanism to provide motivation for China Cargo Airlines to enhance its Passenger Aircraft Bellyhold Space Cargo Business performance and cargo transport business operating efficiency by taking income growth rate as a performance indicator. Such pricing basis is able to encourage China Cargo Airlines to optimize resource allocation and boost up their business performance.

Unconventional Business

Under unconventional circumstances, upon agreement of both parties after negotiation, contingent measures other than Bellyhold Space such as “Passenger-to-Cargo Conversion” can be adopted to enhance cargo transport capacity of passenger aircraft. In such event, with respect to the formula for calculating the transportation service fee, the actual revenue of passenger aircraft cargo transport should be the actual incurred revenue of cargo transport in the Company’s unconventional Passenger Aircraft Cargo Business such as “Passenger-to-Cargo Conversion” exclusively operated by China Cargo Airlines, and the definitive formula for transportation service fee and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = the actual revenue of unconventional cargo transport of passenger aircraft × (1 – unconventional business fee rate)

Unconventional business fee rate = operating cost rate × (1 + reasonable profit margin)

Of which:

a)  Operating cost rate is the same as the operating cost rate under the conventional circumstances, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from passenger aircraft cargo business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

b) Reasonable profit margin is the arithmetic average of the averaged profit margin of the Three Major Airlines for the latest three prior accounting years.

Both parties shall jointly designate an accounting firm with business qualifications at the end of each accounting year to conduct specific auditing and issue an official audit report on the actual incurred revenue of the Company’s Passenger Aircraft Cargo Business exclusively operated by China Cargo Airlines for the previous year, and implement agreed procedures for the operation fees of each of the previous three years, and to issue an agreed report (to determine next year’s operating cost rate). Both parties shall sign a confirmation in writing for the operating cost rate and business fee rate arrived at by the agreed calculation according to this term.

The gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines = (actual revenue of unconventional cargo transport of passenger aircraft – transportation service fee) ÷ actual revenue of unconventional cargo transport of passenger aircraft = operating cost rate × (1 + reasonable profit margin)

The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under unconventional business shall be determined based on the actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rates.

The Board considers that the pricing basis for the transportation service fee under the unconventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the unconventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rate. The unconventional business fee rate is determined based on the operating cost rate, taking into account the reasonable profit margin of cargo business in the same industry, which provides a reasonable basis.

(2)   Since the unconventional business represents a special economic slump environment, resulting in (i) a decrease in passenger and (ii) the Passenger-to-Cargo Conversion approach that helps utilize the empty spaces by converting passenger aircrafts into cargo aircrafts, the above-mentioned situation is a temporary measure due to force majeure clauses, and therefore, there is no relevant historical data available to be taken as a reference for calculation of revenue growth rate. In view of the fact that financial data such as revenue growth rate of China Cargo Airlines and the Three Major Airlines’ actual income from Passenger-To-Cargo Conversion are unobtainable, basing average net profit ratio of the Three Major Airlines on the transportation service fee represents that the industry prospect, implied by net profit margin of the Three Major Airlines, would become a motivating factor for China Cargo Airlines to operate their Passenger Aircraft Cargo Business.

Payment arrangement:	China Cargo Airlines shall pay the transportation service fee on a monthly basis, and the amount payable monthly shall be calculated with the actual revenue of cargo transport generated by China Cargo Airlines in the month minus operating costs, which shall be settled and paid by China Cargo Airlines in the following month.

Within three months after the end of each accounting year, both parties shall calculate the annual total transportation service fees of that year as agreed in the Exclusive Operation Agreement and conduct year-end settlement, which is to either refund the surplus or to pay the shortfall if there is any difference between the annual total of transportation service fees and the sum of transportation service fees actually paid on a monthly basis by China Cargo Airlines in that year.

Alignment with the original passenger aircraft Bellyhold Space contractual operation transactions:	Both parties agreed that the original passenger aircraft Bellyhold Space contractual operation agreement shall be terminated immediately after the Exclusive Operation Agreement has taken effect. For the Passenger Aircraft Cargo Business already performed by both parties according to the original passenger aircraft Bellyhold Space contractual operation agreement in 2020, both parties agreed that corresponding adjustments shall be conducted according to agreed implementation principles in the Exclusive Operation Agreement, which was deemed to have become effective on 1 January 2020.

Conditions precedent:	The Exclusive Operation Agreement will become effective after execution by the legal representative or authorized representative of each party, the affixing of official seal of each party as well as the approval in shareholders meetings of the Company and China Cargo Airlines.

Non-competition undertaking:	As a condition of agreeing to the exclusive operation of all of the Company’s Passenger Aircraft Cargo Business by China Cargo Airlines, the Company undertook that, effective from the date of the Exclusive Operation Agreement until the expiration of the exclusive operation term or the date of termination of the Exclusive Operation Agreement, except for performing the relevant obligations involved in the Exclusive Operation Agreement, the Company and its controlled enterprises shall not, in any place within or outside the PRC or in any way, carry out Business Competition, including but not limited to operating through sole proprietorship, directly or indirectly holding/ controlling the enterprise(s) which carry(ies) out Business Competition or other circumstances which constitute Business Competition according to relevant laws and regulations. For the avoidance of doubt, the above restrictions do not apply if the Company and its controlled enterprise(s) have not become the controlling shareholder(s), de facto controller(s) or the single largest shareholder of such enterprise(s) which carry(ies) out Business Competition.

As part of the original passenger aircraft Bellyhold Space contractual operation agreement, the non-competition undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted a part of the transaction as a whole. Please refer to the circular of the Company to the Shareholders dated 13 March 2018. As part of the continuing connected transactions contemplated under the Exclusive Operation Agreement, the non-competition undertaking was negotiated and entered into on an arm’s length basis, and no adjustment has been made.

Historical amounts

Existing annual caps and execution status of the exclusive operation transaction of the Passenger Aircraft Cargo Business are set out below. Such annual caps have been approved by the Independent Shareholders at the extraordinary general meeting of the Company held on 27 August 2021.

				(Unit: RMB million)
						Actual
						Amount
		For the year ended 31 December				for the
	2020		2021		2022	six months
	Existing		Existing		Existing	ended
	Annual	Actual	Annual	Actual	Annual	30 June
Transaction Event	Caps	Amount	Caps	Amount	Caps	2022
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	4,900	4,895	9,000	8,309	8,000	3,910

Proposed annual caps

The proposed annual caps for the continuing connected transactions contemplated under the Exclusive Operation Agreement are set out as below:

		(Unit: RMB million)
	Proposed Annual Caps
	For the year ending 31 December
Transaction Event	2023	2024	2025
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	8,900	8,600	8,800

The proposed annual caps for the three years ending 31 December 2025 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement are determined with reference to the following primary factors:

(i)

the Company estimated the basis for the transportation service fees for the Passenger Aircraft Cargo Business for the three years ending 31 December 2025: (a) with reference to the historical amounts for the year ended 31 December 2020 and 2021 and for the six months ended 30 June 2022 for the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement and (b) after taking into account the estimated continuous growth in demand for aviation cargo business;

(ii)

based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, the Company takes into account the conditions including prospects of the future cargo market and the operating scale of the Company’s cargo operations such as Bellyhold Space and “Passenger-to-Cargo Conversion”; and

(iii)

with reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years, and (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the Three Major Airlines, the Company estimated the unconventional business fee rates for the three years ending 31 December 2025 with reference to: (a) the aforesaid historical average operating cost rate, and (b) the historical figures in the past three years of average income growth rate of the Three Major Airlines.

Reasons for and benefits of the transactions

The Company entrusted China Cargo Airlines to exclusively operate its Passenger Aircraft Cargo Business for long term, so as to avoid the competition between Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft freight business operated by China Cargo Airlines and satisfy the Company’s demand for professional operation in passenger aircraft cargo, and to motivate China Cargo Airlines through fair and reasonable pricing to facilitate the steady development and growth of the Passenger Aircraft Cargo Business of the Company, which helped the Company to focus the relevant resources on the operation and development of its air passenger transportation business as well as to enhance the business capacity and competitiveness of the principal air passenger transportation business of the Company.

The Directors (excluding the independent non-executive Directors, whose opinions will be set forth in a circular by reference to the advice of the Independent Financial Adviser in this regard) are of the view that the relevant proposed annual caps for the three years ending 31 December 2025 for the transactions contemplated under the Exclusive Operation Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Hong Kong Listing Rules implications

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

China Cargo Airlines is the non wholly-owned subsidiary of Eastern Logistics, which in turn is a non wholly-owned subsidiary of CEA Holding (the controlling shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the exclusive operation transportation service fees payable by China Cargo Airlines under the Exclusive Operation Agreement exceeds 5%, the proposed annual caps for the three years ending 31 December 2025 are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

5.	Import and Export Services Agreement

Eastern Aviation Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Import and Export Services Agreement.

On 26 September 2022, the Company entered into the Import and Export Services Agreement relating to the renewal of the Existing Import and Export Services Agreement with Eastern Aviation Import & Export Company, pursuant to which the Eastern Aviation Import & Export Entities will from time to time provide the Group with a range of import and export services in the conduct of foreign trade including: (i) provision of import and export agency services; (ii) provision of import and export customs clearance services; (iii) provision of transportation management services; (iv) provision of aircraft on-board supplies procurement services; (v) provision of ground supplies procurement services; (vi) provision of tendering agency consulting services and other services within the scope of business of Eastern Aviation Import & Export Company.

The major changes between the Import and Export Services Agreement and the Existing Import and Export Services Agreement are the addition of ground supplies procurement services and tendering agency consulting services to the series of import and export services provided by the Eastern Aviation Import & Export Entities to the Group. According to the Import and Export Services Agreement, the ground supplies procurement service refers to the provision of material and supply procurement services to the Company by Eastern Aviation Import & Export Entities as agreed between the parties, including but not limited to the procurement of material and supply items required by the Company in the course of its operations, such as the China Eastern Lounge and the China Eastern Miles Points Mall. Tendering agency consulting services refer to the provision of tendering and competitive negotiation consulting services to the Company, as agreed between the parties, including but not limited to engineering and construction, material procurement and service procurement in the course of production and operation.

The services provided under the Import and Export Services Agreement are different in nature and not related to those provided under the Freight Logistics Services Agreement. The services under the Import and Export Services Agreement do not contain actual cargo logistics services but services in relation to the conduct of foreign trade which are agency in nature, such as assistance in obtaining approvals for export, application for insurance and import and export of aircraft and related aviation equipment and materials by using Eastern Aviation Import & Export Company’s license in engaging such business in the PRC. On the contrary, the services covered under the Freight Logistics Services Agreement contain actual logistics services for cargo transportation and other services, including, for example, cargo transport maintenance, aircraft maintenance and apron transfer, with no import and export of aircraft and related aviation equipment and materials will be involved.

As the nature of services covered in the two agreements are different, the Import and Export Services Agreement is not required to be aggregated with the Freight Logistics Services Agreement.

Term

The Import and Export Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Import and Export Services Agreement will be terminated.

Pricing

Under the Import and Export Services Agreement:

The pricing and/or fees for the (i) import and export agency services; (ii) import and export customs clearance services; (iii) transportation management services; (iv) aircraft on-board supplies procurement services; (v) ground supplies procurement services; (vi) tendering agency consulting services and other services shall be based on prevailing market rates available from independent third parties under comparable conditions. Such pricing and/or fees shall be determined based on arm’s length negotiations and shall be no less favourable than those offered by the respective Eastern Aviation Import & Export Entities to any other third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of services and supplies (in general, through emails, fax or telephone consultation with at least two independent third parties providing import and export agency services, transportation management services and aircraft on-board supplies procurement services).

Reasons for and benefits of the transactions

Eastern Aviation Import & Export Company is licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third-party service providers in the market, through its cooperation with the Group for many years, the Eastern Aviation Import & Export Entities have secured a better understanding of the Group’s operations, as is evident from the proven track record they have attained. In particular, the import and export customs clearance services of Eastern Aviation Import & Export Company has a good reputation in the domestic aviation market. Its ground supplies procurement service offers a diverse source of products and high-quality services with competitive price. In addition, Eastern Aviation Import & Export Company has established a confidential, well-managed, independent, well-regulated on-line bidding procedure to ensure the development of procurement bidding, prevent integrity risks in the bidding and procurement process, improve procurement efficiency, and help the Company improve its quality and efficiency. This continuing connected transaction will further leverage on the advantages of the Company’s scale to obtain competitive prices and play a linkage role to create a unified brand image. Accordingly, the Directors believe that the Eastern Aviation Import & Export Entities will be able to deliver various timely services of export-import trade to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export services, at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entities to independent third parties.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Import and Export Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures of the total commissions and expenses paid by the Group in respect of the Existing Import and Export Services Agreement for each of the two years ended 31 December 2020, 2021 and six months ended 30 June 2022 are RMB132 million, RMB135 million and RMB34 million, respectively.

Proposed annual caps

The proposed annual caps for the transactions under the Import and Export Services Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)

in respect of foreign trade import and export agency services, on the one hand, with the impact of pandemic diminishing, international flights will gradually resume, and the volume of import and export agency business related to aviation materials will also gradually resume. On the other hand, against the backdrop of continuous growth of the fleet size of the Group, Eastern Aviation Import & Export Company changed its mode of import and export from pure agency to buy-outs and consignments etc., thus resulting in an increasing service fee;

(ii)

in respect of aircraft on-board supplies procurement and ground supplies procurement services, with the increase in the number of flights and passengers, the standard and amount of aircraft on-board suppliers and the demand for ground suppliers will be further increased.

Taking into account the factors above, the proposed annual caps for the transactions under the Import and Export Services Agreement are set out as below:

		(Unit: RMB million)
	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of commissions and expenses payable by the Company to the Eastern Aviation Import & Export Entities	800	900	1,000

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions under the Import and Export Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Import and Export Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

6.	Aviation Complementary Services Agreement

CEA Development is principally engaged in the business of software and information technology services, and engaged in technical development, consultancy and services in area of computer information technology, wholesale and retail of computer, software and auxiliary equipment, communication network equipment engineering (excluding the ground receiving facilities for satellite television broadcasting), hotel management, guest house, catering services, property management, urban landscape management; engaged in technical development, consultancy and services in area of mechanical equipment technology, mechanical equipment; engaged in technical development, consultancy and services in area of electromechanical equipment technology, installation and maintenance of mechanical equipment and electromechanical equipment and its components, import and export of goods and technology, house leasing, own equipment leasing, warehousing industry (excluding hazardous articles), auto sales, motor vehicle repairing, metals (excluding precious metals), general equipment, ground equipment maintenance and labor services (excluding intermediary).

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Complementary Services Agreement.

On 26 September 2022, the Company entered into the Aviation Complementary Services Agreement relating to the renewal of the Existing Complementary Services Agreement with CEA Development, pursuant to which the CEA Development Entities will from time to time provide the Group with a range of services. According to the Aviation Complementary Services Agreement, CEA Development Entities will provide the Company with special vehicles and equipment leasing, supply and maintenance services, property management services, hotel management services, ground transportation services and other aviation supporting services.

The special vehicles and equipment leasing under the Aviation Complementary Services Agreement is different from the aircraft leasing in terms of nature and they are not related with each other. The main difference is that special vehicles and equipment leasing and repairing, the provision of operation personnel and the disposal of retired vehicles and equipment are closely related business segments as one integral whole. It is beneficial for ensuring the operation efficiency of the Company and controlling the overall cost to outsource the whole business to CEA Development. However, aircraft leasing is merely a way for purchasing aircraft, while the aircraft repairing, the training and provision of pilots and crew members are arranged by the Company itself.

The Aviation Complementary Services Agreement deals with other aviation supporting services which are different from the on-board supplies procurement and services under the Import and Export Services Agreement in terms of nature and they are not related with each other. The main difference is that, under the Import and Export Services Agreement, on- board supplies procured by Eastern Aviation Import & Export Company are all imported goods which comprise tax-free alcohol and soft drinks and tax-free comfortable supplies, and Eastern Aviation Import & Export Company provides tax-free on-board supplies to the Company for its international flights as well as other services such as customs declaration and clearance and advance payment of overseas expenses for imported on-board supplies. The fees charged by CEA Development pursuant to Aviation Complementary Services Agreement are actually the expenses on procurement or production of goods which comprise disposable goods and beverages, whereas pursuant to the Import and Export Services Agreement, the fees charged by Eastern Aviation Import & Export Entities are actually agency fees, for the procurement of imported goods to be paid to foreign suppliers through Eastern Aviation Import & Export Entities. The Aviation Complementary Services Agreement is not required to be aggregated with any other agreements in this announcement.

Term

The Aviation Complementary Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Complementary Services Agreement will be terminated.

To implement the lease of special vehicles and equipment under the Aviation Complementary Services Agreement, separate written agreements will be entered into between the Company and CEA Development. The lease period of special vehicles and equipment leasing under the Aviation Complementary Services Agreement will be agreed upon entering into the agreements. Based on previous similar transactions, the lease period of special vehicles and equipment leasing under the Aviation Complementary Services Agreement would be around five years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aviation Complementary Services Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

Pricing

Under the Aviation Complementary Services Agreement, the fees in relation to the provision of the above services and the purchase price and fees payable in relation to supply and leasing of special vehicles, equipment and materials payable to the respective CEA Development Entities shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees and purchase price shall be determined based on arm’s length negotiations after considering factors such as costs of labour and maintenance of special vehicles and equipment, location of warehouses, the quality, scope and type of property management services, quality of accommodation, catering and hotel management services, location of hotels, cost of raw materials and the specific needs of the Company and the seasonal needs of the relevant industries (as relevant), and shall be no less favourable than those offered by the respective CEA Development Entities to independent third parties. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of the relevant services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Reasons for and benefits of the transactions

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the CEA Development Entities considering that the CEA Development Entities have special strengths that independent third-party service or other providers generally do not possess. Such strengths include aviation industry expertise, knowledge and qualification of the CEA Development Entities to meet the demand of certain types of work, its track record of quality and timely service provided to the Group, its familiarity with the needs of the Group and its convenient location (in the vicinity of certain local sites of the Group) enabling it to offer quick services and convenient accommodation services. With respect to the newly added aviation vehicle and equipment leasing business, aviation vehicle and equipment belong to special equipment, with a variety of types and relatively higher price. Besides special vehicles and equipment leasing, CEA Development can also provide various complementary services, including repairing, deployment and management of operating personnel, allocation of informative materials. Hence, the Company can save significant human and material resources, which can be utilized to focus on the development of its principal operation (i.e., aviation transportation).

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Aviation Complementary Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures of the total amounts of the service fees, commissions and expenses paid by the Group in respect of the Existing Complementary Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 are RMB439 million, RMB438 million and RMB226 million, respectively. The total value of right-of-use assets relating to the lease of special vehicles and equipment under the Existing Complementary Services Agreement for each of the two years ended 31 December 2020 and 2021 and the six months ended 30 June 2022 are RMB143 million, RMB282 million and RMB235 million, respectively.

Proposed annual caps

The proposed annual caps for the transactions under the Aviation Complementary Services Agreement for the three years ending 31 December 2025 are determined primarily based on the following factors:

(i)	aviation equipment leasing and maintenance services will continue to exist and grow;

(ii)

in respect of property management, property companies under CEA Development will provide property management services to various Company’s subsidiaries, and the scope of business and business volume will continue to increase;

(iii)

for hotel management services, it is expected that accommodation, catering and crew transfer services will continue to increase in the future with the impact of pandemic gradually diminishing in the future and the rebound of the aviation industry; and

(iv)

taking into account the Company’s needs for aviation supporting service, CEA Development has further expanded its business scope in order to provide the Company with more comprehensive and better quality services and ensure the development of the Company’s business.

Taking into account the factors above, the proposed annual caps for the transactions under the Aviation Complementary Services Agreement are set out as below:

		(Unit: RMB million)
	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of the service fees, commissions, and expenses payable by the Company to CEA Development Entities	1,750	1,850	2,000

Pursuant to IFRS 16, the lease of special vehicles and equipment by the Company as lessee under the Aviation Complementary Services Agreement will be recognised as right-of-use assets. The proposed annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 3% (as determined with reference to the Company’s incremental borrowing rate and ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.). The proposed annual caps in respect of the lease of special vehicles and equipment under the Aviation Complementary Services Agreement are set out as below:

		(Unit: RMB million)
	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total value of right-of-use assets in respect of the special vehicles and equipment lease	2,070	1,850	1,550

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions with regard to the services fees, commissions and expenses payable by the Company to CEA Development under the Aviation Complementary Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions with regard to the special vehicles and equipment lease under the Aviation Complementary Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Aviation Complementary Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

7.	Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

Eastern Investment is principally engaged in consulting services for industrial investment and related businesses, real estate investment development and operation, self-owned house leasing and property management.

Please refer to the Company’s announcements dated 30 August 2019 and 30 August 2021 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Property Leasing Agreement.

On 26 September 2022, the Company entered into the Property Leasing and Construction and Management Agency Agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding and Eastern Investment, pursuant to which, CEA Holding and its subsidiaries (including Eastern Investment) will lease to the Company relevant properties. In the meantime, Eastern Investment will also provide the construction and management agency services to the Company in relation to the basic construction projects, organize the implementation of the construction management work and provide the projects that meet various standards to the Company pursuant to the agreement. The scope of specific construction and management agency services is determined according to the agreement of the specific agreement signed by both parties.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from CEA Holding Entities (excluding Eastern Investment) the following properties, for use by the Group in its daily airlines and other business operations:

(a)

altogether 3 land properties owned by CEA Holding in Lanzhou Zhongchuan Airport, covering an aggregate site area of approximately 13,557 square metres together with a total of 6 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 7,731 square metres;

(b)	1 building property, construction, structures and other ancillary facilities owned by CEA Holding in Shijiazhuang, occupying an aggregate floor area of approximately 8,853 square metres;

(c)	a total of 29 building properties, construction, structures and other ancillary facilities owned by CEA Holding in Taiyuan, occupying an aggregate floor area of approximately 24,948 square metres;

(d)

altogether 11 land properties owned by CEA Northwest in Xi’an Xianyang Airport, covering an aggregate site area of approximately 153,076.35 square metres together with a total of 31 building properties, construction, structures and other ancillary facilities occupying an aggregate floor area of approximately 29,539 square metres; and

(e)	other land and property facilities owned by CEA Holding as may be leased to the Company from time to time due to the business and operational needs of the Company.

Pursuant to the Property Leasing and Construction and Management Agency Agreement, the Company will lease from Eastern Investment the following properties, for use by the Group in its daily airlines and other business operations:

(a)

a total of 16 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Chengdu, occupying an aggregate floor area of approximately 24,378 square metres;

(b)

a total of 17 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Beijing, occupying an aggregate floor area of approximately 35,730 square metres;

(c)

a total of 23 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Lanzhou, occupying an aggregate floor area of approximately 23,013 square metres;

(d)

a total of 61 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Shanghai Hongqiao East District, occupying an aggregate floor area of approximately 55,802 square metres;

(e)

a total of 14 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Hangzhou, occupying an aggregate floor area of approximately 16,698 square metres;

(f)

a total of 21 building properties, construction, structures and other ancillary facilities owned by Eastern Investment in Chengdu East New District, occupying an aggregate floor area of approximately 25,211 square metres; and

(g)	other land and property facilities owned by Eastern Investment as may be leased to the Company from time to time due to the business and operational needs of the Company.

On 26 September 2022, the Company also entered into the Property Leasing Agreement with CEA Holding, pursuant to which the Company will lease to CEA Holding certain properties such as land and buildings in Shanghai Minhang District.

Pursuant to the Property Leasing Agreement, the Company will lease to CEA Holding the following properties:

(a)	1 building property, construction, structures and other ancillary facilities owned by the Company in Shanghai Minhang District, occupying an aggregate floor area of approximately 2,710 square metres.

Term

The Property Leasing and Construction and Management Agency Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Property Leasing Agreement will be terminated.

To implement the lease of properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, separate written agreements will be entered into between the Company and Eastern Investment. Based on previous similar transactions, the lease period of certain properties from Eastern Investment under the Property Leasing and Construction and Management Agency Agreement would be around six years. As the lease period exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Property Leasing and Construction and Management Agency Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

The Property Leasing Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

Pricing

Under the Property Leasing and Construction and Management Agency Agreement, the annual rental and the fees for the construction and management agency services payable by the Company to CEA Holding and its subsidiaries shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental and fees shall be determined based on arm’s length negotiations after considering factors such as quality of services and the region in which the properties are located, and shall be no less favourable than those offered by CEA Holding and/or its subsidiaries to independent third parties under comparable conditions.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services and construction and management agency services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing and Construction and Management Agency Agreement are fair and reasonable and no less favourable than those offered by independent third parties.

Under the Property Leasing Agreement, the annual rental payable by CEA Holding to the Company shall be based on prevailing market rates available from independent third parties under comparable conditions. Such annual rental shall be determined based on arm’s length negotiations after considering factors such as the region in which the properties are located.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of property leasing services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services), to ensure that the terms of the Property Leasing Agreement are fair and reasonable and no less favourable than those offered to independent third parties.

Reasons for and benefits of the transactions

CEA Holding is qualified with the relevant qualifications for operating property leasing. Eastern Investment is a professional company in the field of aviation real estate focusing on operating property leasing and construction and management agency business, and has 20 years of experience in real estate development. CEA Holding and Eastern Investment have provided customized leasing services in accordance with the Company’s usage requirements for the leased sites in various production bases for many years; Eastern Investment has provided quality and professional construction and management agency services for the Company’s infrastructure projects. CEA Holding and Eastern Investment had strictly performed the relevant contractual obligations at fair and reasonable prices in previous transactions, and they are familiar with the Company’s business operations, capable of providing highly effective and quality services as well as ensuring that the production and business activities of the Company are in normal operation. To lease certain buildings in Shanghai Minghang District to CEA Holding will enhance the usage of the Company’s buildings and bring in certain reasonable income.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures for the rentals and fees paid by the Company in respect of the Existing Property Leasing Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022 are RMB147 million, RMB231 million and RMB51 million, respectively. The total value of right-of-use assets relating to the leases for each of the two years ended 31 December 2020 and 2021 and the six months ended 30 June 2022 are RMB106 million, RMB273 million and RMB190 million, respectively.

Proposed annual caps

The maximum amounts of rentals and fees payable by the Company for the three years ending 31 December 2025 under the Property Leasing and Construction and Management Agency Agreement are determined primarily based on the following factors:

(i)

based on the actual amounts incurred by the Company and CEA Holding and Eastern Investment for the rental or the management fee for the construction and management agency project, taking into account that property rentals and the construction and management costs will continue to rise reasonably in line with various factors, such as the changes in price indices;

(ii)

the Company may lease other land and property facilities from CEA Holding and Eastern Investment in the future to carry out relevant construction and management agency projects due to production and operation needs.

Taking into account the factors above, the total amounts of rentals and fees payable by the Company for the three years ending 31 December 2025 under the Property Leasing and Construction and Management Agency Agreement are not expected to exceed RMB400 million, RMB360 million and RMB370 million, respectively.

Pursuant to IFRS 16, the lease of properties by the Company as lessee under the Property Leasing and Construction and Management Agency Agreement will be recognised as right- of-use assets. The proposed annual caps are set on the total value of right-of-use assets relating to the leases, which are calculated by discounting the estimated total rental of the future years by a discount rate of 3% (as determined with reference to the Company’s incremental borrowing rate and ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.). The proposed annual caps in respect of the lease of properties under the Property Leasing and Construction and Management Agency Agreement are set out as below:

		(Unit: RMB million)
	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total value of right-of-use assets in respect of the lease of properties	735	525	630

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the lease of properties and the transactions regarding the construction and management agency services under the Property Leasing and Construction and Management Agency Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules for the property leases provided by the Company to CEA Holding under the Property Leasing Agreement is less than 0.1%, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.76 of the Hong Kong Listing Rules. Should the actual transaction amount exceed the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transactions contemplated under the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement are also subject to the Independent Shareholders’ approval at the EGM.

8.	Advertising Services Agreement

CEA Media is a company principally engaged in the operation of the website of CEA, inflight entertainment and video programmes of civil aviation aircraft, domestic and overseas advertising agency, publication, design, production and printing business, business consulting and convention and exhibition business, duty-free shopping at the international flight (excluding tobacco and alcohol), agency sales of presents, cultural tourism souvenirs and daily necessities, sales of pre-packaged food (excluding frozen food and cooked loaves) and alcohol retailing.

Please refer to the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Advertising Services Agreement.

On 26 September 2022, the Company entered into the Advertising Services Agreement relating to the renewal of the Existing Advertising Services Agreement with CEA Media on substantially the same terms, pursuant to which the CEA Media Entities will from time to time provide the Group with multimedia advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry.

Under the Advertising Services Agreement, the Company will entrust the CEA Media Entities as the agent for different kinds of advertising, including but not limited to (1) brand communication planning and advertising on traditional media platforms such as domestic and international newspapers, television and radio stations; (2) design, production and channel promotion of online media such as domestic and international networks and new media platforms; (3) offline media such as domestic and international indoor and outdoor billboards and large screen advertising; (4) exhibition design and production, display, venue advertising and related supporting services during various brand events at home and abroad; (5) advertisements for 東方航空 (Eastern Air Connections) and 東方航空報 (Oriental Sky) and in-flight video programs; (6) integrated brand communication planning and precise communication placement; (7) design and production of promotional products for 東方航空 (Eastern Air Connections); and (8) advertising other carriers designated by Company.

Term

The Advertising Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Advertising Services Agreement will be terminated.

Pricing

Under the Advertising Services Agreement, the service fees payable to the respective CEA Media Entities for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as quality of service and specific needs of the Company, and shall be no less favourable than those offered by the respective CEA Media Entities to independent third parties.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of advertising services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Reasons for and benefits of the transactions

CEA Media Entities are experienced in advertising operations and have a proven track record with an extensive network of advertising sponsors to draw upon. In addition, compared with other independent third-party service providers, CEA Media has, through its cooperation with the Group for many years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the CEA Media Entities for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the CEA Media Entities, which will, as is believed, be better managed and cost-effective.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Advertising Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

The historical figures of the total service fees paid by the Group in respect of the Existing Advertising Services Agreement for each of the two years ended 31 December 2020 and 2021 and six months ended 30 June 2022, are approximately RMB26 million, RMB25 million and RMB7 million, respectively.

Proposed annual caps

The proposed annual caps for the transactions under the Advertising Services Agreement for the three years ending 31 December 2025 are determined primarily by taking into consideration that the Company will increase investment in advertising based on the needs of improving the Company’s awareness and image with the Company’s operation expanded and potential adjustment of service type and service standard in the future.

Taking into account the factors above, the proposed annual caps for the transactions under the Advertising Services Agreement are set out as below:

		(Unit: RMB million)
	Proposed Annual Caps
	For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of the service fees payable by the Company to CEA Media Entities	80	85	90

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules under the Advertising Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Advertising Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

9.	Freight Logistics Services Agreement

Eastern Logistics is a company principally engaged in warehouse, marine/air/land international cargo transport agency, cargo loading & unloading, property management, parking lot running, meeting service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokerage), ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value- added service and financial services) and common cargo transport.

Please refer to the Company’s announcement dated 30 August 2019, 23 June 2021 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Freight Logistics Continuing Connected Transactions Framework Agreement.

On 26 September 2022, the Company entered into the Freight Logistics Services Agreement relating to the renewal of the Existing Freight Logistics Continuing Connected Transactions Framework Agreement with Eastern Logistics on substantially the same terms, pursuant to which the Group will provide the Freight Logistics Business Support Services (as defined below) to the Eastern Logistics Entities required for the daily operation of its freight logistics business, and the Eastern Logistics Entities will provide the Cargo Terminal Business Support Services (as defined below) to the Group required for its daily business operation.

Term

The Freight Logistics Services Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

With effect from 1 January 2023, the Existing Freight Logistics Continuing Connected Transactions Framework Agreement will be terminated.

Services

Pursuant to the Freight Logistics Services Agreement,

(a)

the Group will provide the following services (altogether, the “Freight Logistics Business Support Services”) to the Eastern Logistics Entities required for the daily operation of its freight logistics business:

(i)	aircraft maintenance and its ancillary support services;

(ii)	cargo transport maintenance and its ancillary support services;

(iii)	information technology support services;

(iv)	cleaning services;

(v)	training services;

(vi)	property leasing; and

(vii)	other daily support services; and

(b)	the Eastern Logistics Entities will provide the following services (altogether, the “Cargo Terminal Business Support Services”) to the Group required for its daily business operation:

(i)	apron transfer services, cargo terminal operation services and security inspection services; and

(ii)	other daily support services.

Pricing

(a)

the price and/or fee scale for the Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Entities shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Services Agreement. For the Freight Logistics Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of aircraft raw materials, the support areas for aircraft materials, the cost of information technology equipment, labour cost and the specific support requirements from the Eastern Logistics Entities (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time within the territory of the PRC;

(b)

the price and/or fee scale for the Cargo Terminal Business Support Services which the Eastern Logistics Entities offers to the Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Services Agreement. For the Cargo Terminal Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the costs of raw materials, the support areas, the costs for the protection equipment, labour costs and the specific support requirements from the Company (if any), in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time in the PRC;

(c)

both the Group and the Eastern Logistics Entities shall designate their department(s) or personnel to be responsible primarily for checking the prices and terms offered by independent third parties providing similar services. In general, at least two independent third parties who provide support services will be consulted for their fee quotations and terms via email, facsimile or telephone conversation; and

(d)

the fees in relation to the Freight Logistics Business Support Services offered by the Group to the Eastern Logistics Entities and the Cargo Terminal Business Support Services offered by the Eastern Logistics Entities to the Group shall be settled based on the actual provision of services and the unit price, which is determined by both parties pursuant to the aforementioned pricing principles. Upon the receipt and confirmation of the payment order and VAT special invoices from one party, the other party shall make the payment via bank transfer or via other legal means of payment within a reasonable period of time, as agreed by the parties.

The Group will designate departments or officials to be primarily responsible for checking the prices and terms offered by independent third parties for the same or similar type of services (in general, through emails, facsimile or telephone conversation with at least two independent third parties providing the support services), to ensure that the terms of the Freight Logistics Services Agreement are fair and reasonable and no less favourable than those offered by independent third parties.

Reasons for and benefits of the transactions

In respect of the Freight Logistics Services Agreement, the Company believes that the provision of Freight Logistics Business Support Services will bring steady and reliable revenue to the Group as a whole; while the provision of the Cargo Terminals Business Support Services by the Eastern Logistics Entities to the Group will also satisfy the Group’s increasing need of freight and mail business and is beneficial to the natural expansion of production and operation of the Group.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Freight Logistics Services Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amounts

For each of the two years ended 31 December 2020, 2021 and six months ended 30 June 2022, the historical figures for (i) the amount paid by the Eastern Logistics Entities to the Group for the Freight Logistics Business Support Services were approximately RMB185 million, RMB273 million and RMB136 million, respectively; and (ii) the amount paid by the Group to the Eastern Logistics Entities for the Cargo Terminal Business Support Services were RMB286 million, RMB369 million and RMB115 million, respectively.

Proposed annual caps

The proposed annual caps for the three years ending 31 December 2025 in respect of the Freight Logistics Business Support Services and the Cargo Terminal Business Support Services pursuant to the Freight Logistics Services Agreement are determined primarily based on the following factors:

(i)

Freight Logistics Business Support Services (the Company providing services): (i) considering that future cargo terminal leases will increase year by year at a reasonable level; (ii) Eastern Logistics will introduce new aircraft in the future, and the fleet size of cargo aircraft operating during the period will further expand, with an increase in total flight hours and a corresponding increase in aircraft maintenance costs.

(ii)

Cargo Terminal Business Support Services (the Company receiving services): With the impact of pandemic gradually diminishing in the future, the volume of domestic and international flights and air cargo will gradually recover, and at the same time, the size of the Company’s fleet will grow accordingly, and the demand for cargo terminal services will grow simultaneously.

In connection with the transactions contemplated under the Freight Logistics Services Agreement, the proposed annual caps of amounts payable by the Group or the Eastern Logistics Entities are set out as below:

	(Unit: RMB million)
	Proposed Annual Caps For the year ending 31 December
	2023	2024	2025
Revenue
Amount payable by the Eastern Logistics Entities to the Group for the Freight Logistics Business Support Services	690	720	780
Expense
Amount payable by the Group to the Eastern Logistics Entities for the Cargo Terminal Business Support Services	820	860	920

Hong Kong Listing Rules implications

As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the Freight Logistics Business Support Services under the Freight Logistics Services Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the Cargo Terminal Business Support Services under the Freight Logistics Services Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the transaction contemplated under the Freight Logistics Services Agreement is also subject to the Independent Shareholders’ approval at the EGM.

10.	Aviation Airborne Communication Agreement

KDlink Technology is a company principally engaged in technology development, technical consultation, technical service and technology transfer in the field of communication technology, network technology, information technology and computer software, and the sale of communication equipment, electronic products and value-added telecommunications business.

On 26 September 2022, the Company entered into the Aviation Airborne Communication Agreement with KDlink Technology, pursuant to which the Company and KDlink Technology commit their unique or superior resources in their respective areas of operation to jointly develop, test, deploy, promote and maintain the aviation airborne communications business. KDlink Technology provides project implementation, technical support and after- sales service for aviation airborne communication business to the Company.

Term

The Aviation Airborne Communication Agreement will be effective for a term of three years commencing from 1 January 2023 to 31 December 2025.

Pricing

Pursuant to the Aviation Airborne Communication Agreement, the fees involved under the agreement shall be based on prevailing market rates available from independent third- party service providers under comparable conditions. Such fees shall be determined based on arm’s length negotiations after considering factors such as quality of service and specific needs of the Company, and KDlink Technology shall provide the best deal for the Company under equal business terms.

The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

Reasons for and benefits of the transactions

KDlink Technology is the first company in the world to engage in aviation Internet services through equity cooperation between airlines and telecom operators. It is also the only domestic value-added telecom operator with an aviation background and holding an Internet access service business license. It integrates the strengths of both parties to provide the Company with quality aviation Internet services through resource sharing, complementary advantages and business innovation, and is of significant strategic value in enhancing the Company’s aviation connectivity services. With KDlink Technology’s support, all of the Company’s wide-body aircraft can be covered by high-speed Internet, which greatly enhances the passenger experience and maintains the Company’s leading position in the industry.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions contemplated under the Aviation Airborne Communication Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those from independent third parties, and are entered into in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Proposed annual caps

The proposed annual caps for the transactions under the Aviation Airborne Communication Agreement for the three years ending 31 December 2025 are determined primarily in consideration of the gradual restoration of air routes and flights in the future, the expansion of airline Internet coverage, and the increase in passenger demand for airline Internet services.

Taking into account the factors above, the proposed annual caps for the transactions under the Aviation Airborne Communication Agreement are set out as below:

	(Unit: RMB million)
	Proposed Annual Caps For the years ending 31 December
Transaction Item(s)	2023	2024	2025
The total amount of the service fees payable by the Company to KDlink Technology	72	90	140

Hong Kong Listing Rules implications

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the transactions under the Aviation Airborne Communication Agreement exceeds 0.1% but is less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

However, in respect of provision of loan services, pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of the corporate governance, such transactions will be subject to the Independent Shareholder’s approval at the EGM.

C.	SUMMARY OF THE 2023-2025 CONTINUING CONNECTED TRANSACTIONS AND THE PROPOSED ANNUAL CAPS

We set out below the proposed annual caps for the three financial years ending 31 December 2025 in respect of each of the 2023-2025 Continuing Connected Transactions:

		Proposed Annual Caps for the year ending 31 December
No.	Agreement and transactions thereunder	2023	2024	2025
		(Unit: RMB million (Unless specified otherwise))
1.	Financial Services Agreement
	— provision of deposit services	15,000	16,000	17,000

2.	Aircraft and Engines Lease Agreement
	— total rental fee payable by the Company	USD1,500 million (or the equivalent amount in RMB)	USD3,200 million (or the equivalent amount in RMB)	USD4,600 million (or the equivalent amount in RMB)
	— total value of right-of-use assets in relation to the finance and operating leases entered into by the Company as lessee	USD1,250 million (or the equivalent amount in RMB)	USD2,600 million (or the equivalent amount in RMB)	USD3,650 million (or the equivalent amount in RMB)

3.	Catering and Aircraft On-board Supplies Support Agreement
	Expenditure item(s):
	— catering related services and aircraft on-board supplies support related services	4,000	4,400	4,840
	— property leasing services, the Company as the lessee (annual rent)	8	8	8
	— property leasing service, the Company as the lessee (right-of-use assets)	160	155	150
	Income item(s):
	— property leasing services, the Company as the lessor and provision of aircraft on-board supplies	220	290	360

4.	Exclusive Operation Agreement
	— the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	8,900	8,600	8,800

5.	Import and Export Services Agreement	800	900	1,000

6.	Aviation Complementary Services Agreement
	— total amounts payable by the Company	1,750	1,850	2,000
	— total value of right-of-use assets in respect of the special vehicles and equipment lease	2,070	1,850	1,550

		Proposed Annual Caps for the year ending 31 December
No.	Agreement and transactions thereunder	2023	2024	2025
		(Unit: RMB million (Unless specified otherwise))
7.	Property Leasing and Construction and Management Agency Agreement
	— amounts of rentals and fees payable by the Company	400	360	370
	— total value of right-of-use assets	735	525	630

8.	Advertising Services Agreement	80	85	90

9.	Freight Logistics Services Agreement
	— amount payable by the Eastern Logistics Entities to the Group for the Freight Logistics Business Support Services	690	720	780
	— amount payable by the Group to the Eastern Logistics Entities for the Cargo Terminal Business Support Services	820	860	920

10.	Aviation Airborne Communication Agreement
	— total amounts of the service fees payable by the Company	72	90	140

D.	IMPLICATIONS UNDER THE LISTING RULES

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Entities is therefore a connected person of the Company.

Please refer to each of the sections headed “Hong Kong Listing Rules Implications” under the description of each 2023-2025 Continuing Connected Transaction above for an analysis of the implications under the Hong Kong Listing Rules for each 2023-2025 Continuing Connected Transaction.

Pursuant to the relevant provisions of the Hong Kong Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules comprise (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2025 relating to the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025. In particular, the provision of deposit services under the Financial Services Agreement and the Aircraft and Engines Lease Agreement are also subject to the requirements applicable to a major transaction under Chapter 14 of the Hong Kong Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to (i) the provision of comprehensive credit line services and other financial services under the Financial Services Agreement; (ii) the Import and Export Services Agreement; (iii) the Aviation Complementary Services Agreement; (iv) for the transaction of the expenditure items in respect of property leasing services with the Company as the lessee and the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor and the provision of aircraft on-board supplies); (v) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (vi) the Advertising Services Agreement; (vii) the Freight Logistics Services Agreement; and (viii) the Aviation Airborne Communication Agreement.

Certain Directors, namely Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang, are members of board of directors of CEA Holding, which may be regarded as having a material interest in the 2023-2025 Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the 2023- 2025 Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the 2023-2025 Continuing Connected Transactions.

E.	THE VIEW OF THE INDEPENDENT FINANCIAL ADVISER

The lease period of the transactions under each of the following agreements exceeds three years:

(i)	the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement;

(ii)	the property leasing under the Catering and Aircraft On-board Supplies Support Agreement;

(iii)	special vehicles and equipment leasing under the Aviation Complementary Services Agreement; and

(iv)	the property leasing under the Property Leasing and Construction and Management Agency Agreement.

Pursuant to the requirement under Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged Opus Capital as the Independent Financial Adviser to provide independent advice in respect of the provisions relating to the aforesaid agreements to explain why a period exceeding three years for such agreements is required and to confirm that it is normal business practice for agreements of this type to be of a duration longer than three years.

Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, Opus Capital has formulated its opinion based on its research, analysis and its discussion with management of the Company as follows:

Aircraft and Engines Lease Agreement

(i)

similar to other airline operators, the Group has to maintain a streamlined and efficient modernised fleet by introducing new aircrafts in order to satisfy its business and operation needs from time to time as well as to ensure delivery of quality services to its customers;

(ii)

the tenure of the aircraft lease agreements to be entered into by the Group with CES Leasing of not more than 15 years is in line with the Company’s accounting policy and also falls within the range of: (a) similar agreements entered into by the Group with independent third parties; and (b) similar agreements of other listed airline operators companies on the Hong Kong Stock Exchange. Accordingly, the tenure of the aircraft lease agreements of more than three years is in line with the market practice; and

(iii)

the tenure of not more than 15 years of the Aircraft Finance Lease Agreements and the operating lease agreements to be entered into pursuant to the Aircraft and Engines Lease Agreement is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Catering and Aircraft On-board Supplies Support Agreement

(i)

in view of the fact that the Company is expected to incur substantial capital expenditure to construct building and premises, which are purpose-built for their on-site operation, it would not be unreasonable for the Company as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for it to use the buildings for its operations;

(ii)

similarly with the Eastern Air Catering Entities expecting to incur substantial capital expenditure to construct the building and premises, which are purpose-built for their on- site operation, it would not be unreasonable for the Eastern Air Catering Entities as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for them to use the buildings for their operations. From the perspective of the Company as the lessor, the longer lease tenure is also reasonable to ensure its return on investment since it would be difficult to lease such purpose-built buildings to other external parties;

(iii)

like other airline operators, the Group has to maintain stable and smooth operation by entering into property leases with longer terms in order to satisfy its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(iv)

the long tenure of the lease agreements with Eastern Air Catering Company under the Catering and Aircraft On-board Supplies Support Agreement aligns with the Group’s long-term strategies and signifies the lasting cooperation commitment between both the Company and the Eastern Air Catering Entities;

(v)

in considering whether it is a normal business practice for the property lease agreements to have duration longer than three years, Opus Capital has conducted research, on a best effort basis, on property lease transactions undertaken by companies listed on the Hong Kong Stock Exchange with its connected persons. In the course of its review, it is noted that the terms of the property lease agreements of the comparables have in general a duration of longer than 10 years; and

(vi)	the 30-year tenure of the property lease agreements is a normal commercial term of a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Aviation Complementary Services Agreement

(i)

in view of the fact that the vehicles and/or equipment, which are tailor-made according to the Group’s specific requirements for their on-site operation, would not be used by any other parties other than the Group, it would not be unreasonable for the CEA Development Entities (as lessors) to request for a longer lease term to ensure their return on investment and the Company (as lessee) to enjoy an uninterrupted continuity for it to use the special vehicles and equipment for its operation;

(ii)

given the expensive purchase costs and high maintenance costs, leasing of special vehicles and/or equipment could reduce the Group’s initial cash outlay and preserve its internal resources for other business purposes;

(iii)

given the tenure of the special vehicles and equipment lease(s) to be entered into between the Group and CEA Development which is expected to be five years, is the same as the lease tenure relating to aviation-related equipment entered into by China Southern Airlines Company Limited (stock code: 1055.HK) with its connected persons, and such tenure also falls within the range of vehicles and/or equipment leases entered into by other listed companies on the Hong Kong Stock Exchange, the tenure of the special vehicles and equipment lease which is more than three years is not uncommon in the market; and

(iv)

the five-year tenure of the special vehicles and equipment lease agreements to be entered into pursuant to the Aviation Complementary Services Agreements is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Property Leasing and Construction and Management Agency Agreement

(i)

similar to other airline operators, the Group has to maintain stable and smooth operation by entering into property leases with longer tenures in order to meet its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(ii)

given the tenure of certain property leases to be entered into between the Group and Eastern Investment is expected to be six years which falls within the range of property lease agreements entered into by other companies listed on the Hong Kong Stock Exchange, the tenure of the property leases of more than three years is in line with the market practice; and

(iii)

the six-year tenure of the property lease agreements to be implemented pursuant to the Property Leasing and Construction and Management Agency Agreements is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Having considered the factors set out above, Opus Capital is of the view that the lease tenure of (i) the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement; (ii) the property leasing under the Catering and Aircraft On-board Supplies Support Agreement; (iii) special vehicles and equipment leasing under the Aviation Complementary Services Agreement; and (iv) property leasing under the Property Leasing and Construction and Management Agency Agreement, which is longer than three years, are required and it is normal business practice for agreements of this type to be of such duration.

F.	GENERAL INFORMATION AND EGM

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Entities is therefore a connected person of the Company under the Hong Kong Listing Rules.

The EGM will be convened to consider, and if thought fit, approve:

(i)

pursuant to the Hong Kong Listing Rules, the Renewed Non-exempt Continuing Connected Transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules comprise: (i) the transactions as well as the proposed annual caps for the three years ending 31 December 2025 relating to the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (ii) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025; and

(ii)

pursuant to the relevant provisions of the Shanghai Listing Rules and the best practice of corporate governance, the Company proposes to put forward for the Independent Shareholders’ approval at the EGM the transactions relating to (i) the provision of comprehensive credit line services and other financial services under the Financial Services Agreement; (ii) the Import and Export Services Agreement; (iii) the Aviation Complementary Services Agreement; (iv) for the transactions of the expenditure items in respect of property leasing services with the Company as the lessee and for the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor and the provision of aircraft on-board supplies); (v) the Property Leasing and Construction and Management Agency Agreement and the Property Leasing Agreement; (vi) the Advertising Services Agreement; (vii) the Freight Logistics Services Agreement; and (viii) the Aviation Airborne Communication Agreement.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions.

Opus Capital, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to: (i) advise the Board in respect of the period for (a) the special vehicles and equipment leasing under the Aviation Complementary Services Agreement, (b) the property lease agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, (c) the property lease agreements with Eastern Air Catering Company under the Catering and Aircraft On-board Supplies Support Agreement and (d) the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement pursuant to the requirements under Rule 14A.52 of the Hong Kong Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions.

A circular will be issued by the Company and despatched to its shareholders no later than 26 October 2022 as additional time is required to prepare and finalise the information to be included in the circular in accordance with Rule 19A.39A of the Hong Kong Listing Rules.

G.	DEFINITIONS

“2023–2025 Continuing Connected Transactions”	means the Renewed Continuing Connected Transactions and the continuing connected transactions contemplated under the Property Leasing Agreement and the Aviation Airborne Communication Agreement

“A Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Additional Aircraft”	means the finance leased aircraft introduced after the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM

“Advertising Services Agreement”	the advertising agency services framework agreement dated 26 September 2022 entered into between the Company and CEA Media relating to the renewal of the Existing Advertising Services Agreement, details of which are set out under the section headed “Advertising Services Agreement” in this announcement

“Airbus S.A.S.”	means Airbus S.A.S., a company incorporated in Toulouse, France

“Aircraft and Engines Lease Agreement”	the 2023–2025 aircraft and engines lease framework agreement dated 26 September 2022 entered into between the Company and CES Leasing relating to the renewal of the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement, details of which are set out under the section headed “Aircraft and Engines Lease Agreement” in this announcement

“Aircraft Finance Lease Agreement(s)”	means the individual finance lease agreements in relation to the finance lease of the leased aircraft to be entered into by the Company pursuant to the Aircraft and Engines Lease Agreement

“Aircraft Manufacturer(s)”	means Boeing Company, Airbus S.A.S. and COMAC

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Aviation Airborne Communication Agreement”	means the aviation airborne communication continuing connected transactions framework agreement dated 26 September 2022 entered into between the Company and KDlink Technology in relation to the provision of project implementation, technical support and after-sales service for aviation airborne communication business to the Company, details of which are set out under the section headed “Aviation Airborne Communication Agreement” in this announcement

“Aviation Complementary Services Agreement”	means the aviation complementary services framework agreement dated 26 September 2022 entered into between the Company and CEA Development relating to the renewal of the Existing Complementary Services Agreement, details of which are set out under the section headed “Aviation Complementary Services Agreement” in this announcement

“Bank Loans”	means the loans provided by the Designated Financial Institutions to the Lessor(s) or the Company under the Proposed Finance Lease contemplated under Aircraft and Engines Lease Agreement

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircraft after priority has been given to load the passengers’ registered luggage

“Board”	means the board of directors of the Company

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Business Competition”	means the business including international and domestic air cargo and mail delivery and cargo forwarding, warehousing and logistics, cargo terminal operations of the Company and all its subsidiaries that compete with the current business operations of China Cargo Airlines and Eastern Logistics and their subsidiaries

“business day”	means a day (other than a Saturday, Sunday or statutory holiday) on which commercial banks in the PRC are open generally for normal business

“Cargo Terminal Business Support Services”	has the meaning set out under the section headed “Freight Logistics Services Agreement” in this announcement

“Catering and Aircraft On-board Supplies Support Agreement”	means the catering and aircraft on-board supplies support framework agreement dated 26 September 2022 entered into between the Company and Eastern Air Catering Company relating to the early renewal of the Existing Catering and Aircraft On-board Supplies Support Agreement, details of which are set out under the section headed “Catering and Aircraft On-board Supplies Support Agreement” in this announcement

“CEA Development”	means 東航實業集團有限公司 (CEA Development Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CEA Development Entities”	means each of CEA Development and its subsidiaries

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited), the controlling shareholder of the Company, CEA Holding is directly held as to: (i) 68.42% by the State- owned Assets Supervision and Administration Commission of the State Council (“SASAC”); (ii)11.21% by China Life Investment Insurance Asset Management Company Limited ( 國壽投資保險 資產管理有限公司), which is directly wholly-owned by China Life Insurance ( Group) Company ( 中國人壽保險( 集團 ) 公 司 ) and is ultimately wholly-owned by the State Council; (iii) 10.19% by Shanghai Jiushi (Group) Co., Ltd. ( 上 海 久 事 ( 集 團 ) 有限公司 ), which is directly wholly-owned by SASAC of Shanghai Municipal Government; (iv) 5.09% by China Reform Asset Management Co., Ltd. ( 中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd. ( 中國國新控股有限責任公司) and is ultimately wholly-owned by the State Council; and (v) 5.09% by China Tourism Group Co., Ltd. ( 中國旅遊集團 有限公司 ), which is directly and wholly-owned by SASAC, respectively

“CEA Holding Entities”	means CEA Holding and its subsidiaries (excluding the Company for the purpose of this announcement)

“CEA Media”	means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.), which is directly held as to: (i) 55% by CEA Holding; and (ii) 45% by the Company, and is thus an associate of CEA Holding

“CEA Media Entities”	means each of CEA Media and its subsidiaries

“CEA Northwest”	means 中國東方航空西北公司 (China Eastern Air Northwest Company), which is a wholly-owned subsidiary of CEA Holding, and is thus an associate of CEA Holding

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), which is a wholly-owned subsidiary of CEA Holding

“CES Leasing”	means 東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC, and is directly held as to: (i) 65% by CEA Holding; and (ii) 35% by 東航國際 控股 ( 香 港 ) 有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding)

“CES Leasing Entities”	means CES Leasing or the wholly-owned subsidiary(ies) established or to be established for the purpose of the finance lease and operating lease arrangement

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), which is directly held as to (i) 83% by Eastern Logistics; and (ii) 17% by 中 遠 海 運 物 流 有 限 公 司 (COSCO SHIPPING Logistics Co., Ltd.), which is directly wholly-owned by China COSCO SHIPPING Corporation Limited and is ultimately wholly-owned by the State Council

“COMAC”	means 中 國 商 用 飛 機 有 限 責 任 公 司 (Commercial Aircraft Corporation of China Limited), a company established under the laws of the PRC with limited liability

“Company”	means 中 國 東 方 航 空 股 份 有 限 公 司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization

“Delivery Date”	means:

(i) in respect of the Existing Aircraft, the respective dates on which the Company delivers the Existing Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the Existing Aircraft; and

(ii)  in respect of the Additional Aircraft, the respective dates on which the respective Aircraft Manufacturer delivers each of the Additional Aircraft to the Lessor(s), pursuant to (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s) in relation to the Additional Aircraft

“Designated Financial Institutions”	means commercial banks or other designated financial institutions in the PRC, being independent third parties, as designated by the Company in relation to the provision of the Bank Loans in accordance with the terms and conditions of the Aircraft and Engines Lease Agreement

“Director(s)”	means the director(s) of the Company

“Eastern Air Catering Company”	means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), which is directly interested as to: (i) 55% by CEA Holding and (ii) 45% by the Company, respectively, and is thus an associate of CEA Holding

“Eastern Air Catering Entities”	means each of Eastern Air Catering Company and its subsidiaries

“Eastern Air Finance Company”	means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), which is directly interested as to: (i) 53.75% by CEA Holding; (ii) 25% by the Company; and (iii) 21.25% by CES Finance, receptively and is thus an associate of CEA Holding

“Eastern Air Finance Entities”	means each of Eastern Air Finance Company and its subsidiaries

“Eastern Aviation Import & Export Company”	means 東方航空進出口有限公司 (Eastern Aviation Import & Export Co., Ltd.), which is directly interested: (i) as to 55% by CEA Holding, and (ii) 45% by the Company, respectively, and is thus an associate of CEA Holding

“Eastern Aviation Import & Export Entities”	means each of Eastern Aviation Import & Export Company and its subsidiaries

“Eastern Investment”	means 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.), a wholly-owned subsidiary of the CEA Holding

“Eastern Logistics”	means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited), which is a subsidiary directly owned as to 40.50% equity interests by 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited) (a wholly-owned subsidiary of CEA Holding) and its A shares are listed on the Shanghai Stock Exchange (stock code: 601156)

“Eastern Logistics Entities”	means Eastern Logistics and its subsidiaries

“EGM”	means the extraordinary general meeting of the Company to be convened, to consider, and if thought fit, approve, among others, the continuing connected transactions

“Exclusive Operation Agreement”	means the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines in relation to the agreement for China Cargo Airlines to exclusively operate the Company’s Passenger Aircraft Cargo Business, pursuant to which the Company receives transportation service fees from China Cargo Airlines for exclusively operating the Company’s Passenger Aircraft Cargo Business, details of which are set out in the Company’s announcement dated 29 September 2020 and the Company’s circular dated 30 October 2020

“Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Exclusive Operation Agreement

“Existing Advertising Services Agreement”	means the advertising services agreement dated 30 August 2019 entered into between the Company and CEA Media, details of which are set out in the paragraph headed “Advertising Services Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Aircraft”	means the finance leased aircraft introduced before the Aircraft and Engines Lease Agreement is approved by the Independent Shareholders at the EGM

“Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement”	means the aircraft and aircraft engines operating lease framework agreement dated 30 August 2019 entered into between the Company and CES Leasing, details of which are set out in the paragraph headed “2020–2022 Aircraft and Aircraft Engines Operating Lease Framework Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Aircraft Finance Lease Framework Agreement”	means the aircraft finance lease framework agreement dated 30 August 2019 entered into between the Company and CES Leasing, details of which are set out in the paragraph headed “2020–2022 Aircraft Finance Lease Framework Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Catering and Aircraft On-board Supplies Support Agreement”	means the catering, aircraft on-board supplies support agreement dated 28 August 2020 entered into between the Company and Eastern Air Catering Company, details of which are set out in the Company’s announcement dated 28 August 2020 and the Company’s circular dated 30 October 2020

“Existing Complementary Services Agreement”	means the complementary services agreement dated 30 August 2019 entered into between CEA Development and the Company, details of which are set out in the paragraph headed “Complementary Services Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Entities, i.e., the transactions contemplated under the following agreements: (1) the Existing Financial Services Agreement; (2) the Existing Aircraft Finance Lease Framework Agreement; (3) the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement; (4) the Existing Catering and Aircraft On-board Supplies Support Agreement; (5) the Existing Import and Export Services Agreement; (6) the Existing Complementary Services Agreement; (7) the Existing Property Leasing Agreement; (8) the Existing Advertising Services Agreement; (9) the Existing Freight Logistics Continuing Connected Transactions Framework Agreement; and (10) the Exclusive Operation Agreement, details of which are set out in the announcements of the Company dated 30 August 2019, 28 August 2020, 29 September 2020, 23 June 2021 and 30 August 2021, and the circulars of the Company dated 30 September 2019, 29 October 2020 and 23 July 2021

“Existing Financial Services Agreement”	means the financial services agreement dated 30 August 2019 entered into between Eastern Air Finance Company and the Company, details of which are set out in the paragraph headed “Financial Services Agreement” of the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Freight Logistics Continuing Connected Transactions Framework Agreement”	means the freight logistics continuing connected transactions framework agreement dated 30 August 2019 entered into between the Company and Eastern Logistics, details of which are set out in the paragraph headed “Freight Logistics Daily Connected Transactions Framework Agreement” of the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Import and Export Services Agreement”	means the import and export services agreement dated 30 August 2019 entered into between Eastern Aviation Import & Export Company and the Company, details of which are set out in the paragraph headed “Import and Export Services Agreement” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Existing Property Leasing Agreement”	means the property leasing agreement dated 30 August 2019 entered into between CEA Holding and the Company, details of which are set out in the paragraph headed “Property Leasing and Construction and Management Agency Agreement (previously known as the property leasing agreement)” in the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019

“Financial Services Agreement”	means the financial services framework agreement dated 26 September 2022 entered into between the Company and Eastern Air Finance Company relating to the renewal of the Existing Financial Services Agreement, details of which are set out under the section headed “Financial Services Agreement” in this announcement

“Freight Logistics Business Support Services”	has the meaning set out under the section headed “Freight Logistics Services Agreement” in this announcement

“Freight Logistics Services Agreement”	means the freight logistics continuing connected transactions framework agreement dated 26 September 2022 entered into between the Company and Eastern Logistics relating to the renewal of the Existing Freight Logistics Continuing Connected Transactions Framework Agreement, details of which are set out under the section headed “Freight Logistics Services Agreement” in this announcement

“Group”	means the Company and its subsidiaries

“H Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“IFRS”	means the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	means the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, sets out the principles for the recognition, measurement, presentation and disclosure of leases

“Import and Export Services Agreement”	means the foreign trade import and export continuing connected transactions framework agreement dated 26 September 2022 entered into between the Company and Eastern Aviation Import & Export Company relating to renewal of the Existing Import and Export Services Agreement, details of which are set out under the section headed “Import and Export Services Agreement” in this announcement

“Independent Board Committee”	means the board committee, comprising the independent non- executive Directors, to be established to advise the Independent Shareholders in respect of the Renewed Non-exempt Continuing Connected Transactions

“Independent Financial Adviser” or “Opus Capital”	means Opus Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to: (i) advise the Board in respect of the period for the special vehicles and equipment leasing under the Aviation Complementary Services Agreement, the property lease agreements with Eastern Investment under the Property Leasing and Construction and Management Agency Agreement, the property lease agreements with Eastern Air Catering Company under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft Finance Lease Agreements and the operating lease agreements under the Aircraft and Engines Lease Agreement pursuant to the requirements under Rule 14A.52 of the Hong Kong Listing Rules; and (ii) advise the Independent Board Committee and the Independent Shareholders in respect of the Renewed Non- exempt Continuing Connected Transactions

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“KDlink Technology”	means 空地互聯網路科技股份有限公司 (KDlink Technology Co., Ltd), a company incorporated in the PRC with limited liability, which is directly held as to: ( i) 42.5% by 東方航 空 產 業 投 資 有 限 公 司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding; (ii) 42.5% by 中 國 電 信 集 團 投 資 有 限 公 司 (China Telecom Group Investment Co., Ltd.) (which is directly wholly owned by 中 國 電 信 集 團 有 限 公 司 (China Telecom Group Co., Ltd.) and is ultimately wholly-owned by the State Council); and ( iii) 15% by 上海華瑞金融科技有限公 司 (Shanghai Huarui Financial Technology Co., Ltd.) and it is directly wholly-owned by 上海均瑶 ( 集團 ) 有限公司 (Shanghai Juneyao (Group) Co., Ltd.). To the best knowledge and belief of the Directors and having made all reasonable enquiries, Shanghai Huarui Financial Technology Co., Ltd. and its ultimate beneficial owner(s) are the third parties independent of the Company and the connected person(s) of the Company

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the Pilot Free Trade Zone or the Bonded Zone of the PRC for the purpose of the Proposed Finance Lease contemplated under the Aircraft and Engines Lease Agreement

“Passenger Aircraft Bellyhold Space Cargo Business”	means the passenger aircraft Bellyhold Space cargo business of the Company and all its principal operating subsidiaries

“Passenger Aircraft Cargo Business”	means the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (under the conventional and unconventional circumstances), including but not limited to sales, pricing and settlement of aircraft cargo space; the provision of cargo services in Bellyhold Space under conventional circumstances and the provision of cargo services by passenger aircraft such as temporary Passenger-to- Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances

“Passenger-to-Cargo Conversion”	means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft

“PBOC”	means the People’s Bank of China

“PRC”	means the People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan, China

“Previous Aircraft and Aircraft Engines Leasing Transactions”	means the transactions under the Existing Aircraft and Aircraft Engines Operating Lease Framework Agreement and the Existing Aircraft Finance Lease Framework Agreement

“Property Leasing Agreement”	means the property leasing framework agreement dated 26 September 2022 entered into between the Company and CEA Holding relating to the lease of certain properties to CEA Holding by the Company, details of which are set out under the section headed “Property Leasing and Construction and Management Agency Agreement and Property Leasing Agreement” in this announcement

“Property Leasing and Construction and Management Agency Agreement”	means the property leasing and construction and management agency framework agreement dated 26 September 2022 entered into among the Company, CEA Holding and Eastern Investment relating to the renewal of the Existing Property Leasing Agreement, details of which are set out under the section headed “Property Leasing and Construction and Management Agency Agreement and Property Leasing Agreement” in this announcement

“Proposed Finance Lease”	means the finance lease of the leased aircraft pursuant to the Aircraft and Engines Lease Agreement

“Renewed Continuing Connected Transactions”	means (i) the transactions contemplated under the following agreements as well as the annual caps for the three years ending 31 December 2025: (1) the Financial Services Agreement; (2) the Aircraft and Engines Lease Agreement; (3) the Catering and Aircraft On-board Supplies Support Agreement; (4) the Import and Export Services Agreement; (5) the Aviation Complementary Services Agreement; (6) the Property Leasing and Construction and Management Agency Agreement; (7) the Advertising Services Agreement; and (8) the Freight Logistics Services Agreement; and (ii) the annual caps for the Exclusive Operation Agreement for the three years ending 31 December 2025

“Renewed Non-exempt Continuing Connected Transactions”	means the renewed non-exempt continuing connected transactions which are subject to the Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules, which comprise: (a) the transactions as well as the proposed annual caps for the three years ending 31 December 2025 relating to, the provision of deposit services under the Financial Services Agreement, the transactions of expenditure items in respect of the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement and the Aircraft and Engines Lease Agreement; and (b) the proposed annual caps for the transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2025

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Listing Rules”	means 上海證券交易所股票上市規則 (the Rules Governing Listing of Stocks on the Shanghai Stock Exchange)

“Shareholders”	means the shareholders of the Company

“Three Major Airlines”	means the three major state-owned airlines, namely the Company, Air China Corporation Limited and China Southern Airlines Co., Ltd.

“USD”	means United States dollar, the lawful currency of the United States of America

“VAT”	means value added tax

“%”	means per cent

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

26 September 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non- executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).